Earnings Release and Supplemental Report

third quarter 2017

The Cove
South San Francisco, CA

TABLE OF

Contents

HCP Announces Results for the Quarter Ended September 30, 2017

IRVINE, Calif., Nov. 2, 2017 /PRNewswire/ -- HCP, Inc. (NYSE:HCP) announced results for the quarter ended September 30, 2017.

THIRD QUARTER 2017 AND RECENT HIGHLIGHTS

– EPS, FFO and FFO as adjusted per share, were ($0.02), $0.33 and $0.48, respectively

– Achieved year-over-year three-month SPP Cash NOI growth of 3.2%, including 5.3% in the SHOP portfolio

– Entered into transactions which provide a path to reduce Brookdale concentration to approximately 15.7%

– Reentering the Boston life science market with $228 million acquisition of the Hayden Research Campus, bringing our year-to-date announced acquisitions and developments to $447 million

– Announced launch of sales process for remaining UK holdings

– As previously announced, repurchased $500 million of our 5.375% senior notes due 2021

– Promoted Tom Klaritch to Chief Operating Officer and appointed Shawn Johnston as Chief Accounting Officer

– Increased 2017 FFO as adjusted guidance range and reaffirmed aggregate 2017 SPP Cash NOI growth guidance

(in thousands, except per share amounts)	Three Months Ended September 30, 2017		Three Months Ended September 30, 2016		Per Share Change
	Amount	Diluted Per Share	Amount	Diluted Per Share	
Net income (loss)	$ (7,788)	$ (0.02)	$ 150,924	$ 0.32	$ (0.34)
FFO	$ 155,248	$ 0.33	$ 304,387	$ 0.65	$ (0.32)
Other impairments (recoveries), net[1]	2,738	0.01	—	—	0.01
Severance and related charges[2]	3,889	0.01	14,464	0.03	(0.02)
Loss on debt extinguishments[3]	54,227	0.11	—	—	0.11
Transaction-related items	580	—	17,568	0.04	(0.04)
Casualty-related charges (recoveries), net[4]	8,925	0.02	—	—	0.02
Other[5]	2,162	—	94	—	—
FFO as adjusted	$ 227,769	$ 0.48	$ 336,513	$ 0.72	$ (0.24)
FFO as adjusted from QCP	—	—	(101,549)	(0.22)	0.22
Comparable FFO as adjusted[6]	$ 227,769	$ 0.48	$ 234,964	$ 0.50	$ (0.02)
FAD	$ 202,407		$ 317,540		

(1) Relates to the impairment of our Tandem Health Care Loan.
(2) For the three months ended September 30, 2017, primarily relates to the departure of our former Executive Vice President and Chief Accounting Officer. For the three months ended September 30, 2016, primarily relates to the departure of our former President and Chief Executive Officer.
(3) Represents the premium associated with the prepayment of $500 million of senior unsecured notes.
(4) Includes $11 million of casualty-related charges and a $2 million deferred income tax benefit.
(5) Includes $2 million of litigation costs.
(6) Represents FFO as adjusted excluding FFO as adjusted from QCP and interest expense related to debt repaid using proceeds from the spin-off, assuming these transactions occurred at the beginning of the earliest period presented. Comparable FFO as adjusted allows management to evaluate the performance of our remaining real estate portfolio following the completion of the QCP spin-off.

FFO, FFO as adjusted, FAD, Comparable FFO as adjusted, SPP Cash NOI and SPP NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance of real estate investment trusts. See "Discussion and Reconciliation of Non-GAAP Financial Measures" for the quarter ended September 30, 2017 for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.hcpi.com/financial-reconciliation.

SAME PROPERTY PORTFOLIO OPERATING SUMMARY

The table below outlines the three-month same property portfolio operating results for the quarter:

| | Year-Over-Year | | | |
| | Occupancy | | SPP Growth | |
	3Q17	3Q16	NOI	Cash NOI
Senior housing triple-net	85.5%	87.1%	3.0%	2.7%
Senior housing operating portfolio ("SHOP")[1]	86.3%	88.8%	3.9%	5.3%
Life science	96.3%	97.1%	2.2%	4.0%
Medical office	91.7%	92.2%	1.5%	2.5%
Other non-reportable segments ("Other")[2]	N/A	N/A	1.7%	1.3%
Total Portfolio			**2.5%**	**3.2%**

(1)   SHOP SPP Cash NOI growth consists of the following components: Assisted Living / Independent Living 4.4% and CCRC joint venture 12.0%.
(2)   Other primarily includes our hospitals and U.K. real estate investments. See our Supplemental Report for additional details.

BROOKDALE TRANSACTIONS

We have reached agreements to sell six assets to Brookdale Senior Living, Inc. ("Brookdale") for $275 million and purchase Brookdale's 10% interest in two joint ventures for $99 million. Additionally, HCP and Brookdale have agreed to terminate management agreements on 36 senior housing operating properties and leases on 32 triple-net leased communities. Brookdale has agreed to waive fees on all management agreement terminations and we have agreed to modify the rent on the remaining Brookdale triple-net portfolio, providing a $5 million annual rent reduction. We intend to either transition to other operators or sell the aforementioned 68 properties during 2018. The anticipated sales are expected to generate $600 million to $900 million of net proceeds to us depending on the mix of asset sales versus transitions to new operators.

We have also agreed to sell our remaining investments in the RIDEA II senior housing joint venture ("RIDEA II") to an investor group led by Columbia Pacific Advisors, LLC ("CPA") for $332 million. RIDEA II owns 49 communities, of which 46 are managed by Brookdale.

Combined, these transactions provide a path to reduce our Brookdale concentration, on a pro forma basis, from 27.0% of Cash NOI and Interest Income (excluding the previously announced planned sale or transition of 25 Brookdale assets) to approximately 15.7%. We intend to use the proceeds from the dispositions primarily to repay debt and for general corporate purposes.

A copy of the corresponding press release and investor presentation with additional details is available on the Investor Relations section of our website at http://ir.hcpi.com.

REENTERING BOSTON LIFE SCIENCE MARKET

In October, we entered into definitive agreements to acquire a $228 million value-add life science campus known as the Hayden Research Campus located in the Boston suburb of Lexington, Massachusetts. The Hayden acquisition allows us to reenter the Boston life science market with immediate scale and align with a leading local developer, owner and operator, King Street Properties ("King Street"). We will own an interest in this campus through a consolidated joint venture with King Street. The campus includes two existing buildings totaling 400,000 square feet and is currently 66% leased, anchored by major life science tenants including Shire US, Inc., a subsidiary of Shire plc, and Merck, Sharp and Dohme, a subsidiary of Merck and Co., Inc. Additionally, King Street is currently seeking approvals for the joint venture to develop 209,000 square feet of life science space on the campus.

HCP LAUNCHES SALE PROCESS FOR REMAINING UK HOLDINGS

We have launched a formal sales process for our remaining UK holdings. We expect the sale to be completed during the first half of 2018.

OTHER TRANSACTION ACTIVITY

ACQUISITIONS

During the third quarter, we announced $113 million of additional acquisitions, bringing our year-to-date announced acquisitions and developments to $447 million. Significant acquisition activity during the third quarter includes:
- As previously disclosed, in July, we acquired a portfolio of three medical office buildings in Texas for $49 million.

- In August, we acquired 6000 Shoreline Court, a 139,000 square foot life science office building in South San Francisco, California for $64 million. 6000 Shoreline is adjacent to our Sierra Point development site.

DISPOSITIONS

During the third quarter, we sold two triple-net senior housing assets leased to Brookdale for $15 million.

DEVELOPMENT UPDATE

During the quarter, we placed $101 million of development in service, including $94 million at Phase II of The Cove. At quarter end, our development pipeline totaled $870 million, which includes $288 million that has been placed in service.

During the third quarter, we added $63 million of new projects to our development and redevelopment pipelines.

BALANCE SHEET AND NEW CREDIT FACILITY

As previously announced, in July, we repurchased $500 million of our 5.375% senior notes due 2021 using capital recycling proceeds from the HC-One loan repayment and Brookdale 64 disposition. In connection with the tender offer, we incurred an extinguishment of debt charge of approximately $54 million in the third quarter.

At September 30, 2017, we had $1.5 billion of liquidity from a combination of cash and availability under our $2.0 billion credit facility and no major senior notes or secured debt maturities until early 2019.

On October 19, 2017, we closed on a new $2.0 billion unsecured revolving credit facility. The new facility reduces our funded interest cost for committed loans by five basis points and has a maturity date of October 19, 2021. Based on our current senior unsecured long-term debt ratings, the facility bears interest annually at LIBOR plus 100 basis points and has a facility fee of 20 basis points. The facility also includes two six-month extension options at our discretion and the ability to increase the commitments by an aggregate amount up to $750 million, subject to customary conditions.

HURRICANE UPDATE

As a result of Hurricane Harvey and Hurricane Irma during the third quarter of 2017, we recorded $11 million of casualty losses, net of a small insurance recovery. The losses are comprised of $6 million of property damage and $5 million of other associated costs, including storm preparation, clean up, relocation, and other costs. In addition, we recorded a $2 million deferred tax benefit associated with the casualty-related losses. These items are excluded from FFO as adjusted.

EXECUTIVE LEADERSHIP

As previously announced, Tom Klaritch was promoted to Chief Operating Officer in August 2017. Mr. Klaritch will oversee our streamlined office platform, with the life science and medical office businesses reporting to him, and will work closely with the respective teams to continue to advance the competitive performance and growth of the specialty office platform. In addition, Mr. Klaritch will manage our development projects and capital expenditures, oversee the IT department focusing on automation and system integration across the platform, and establish consistent operational reporting standards across our verticals. Mr. Klaritch is an 18-year Company veteran with 34 years of operational and financial management experience in the medical office and hospital sectors.

In August, Shawn Johnston joined HCP as Senior Vice President and Chief Accounting Officer. Mr. Johnston joined HCP from a leading multifamily real estate investment trust, where he was Chief Accounting Officer.

DIVIDEND

On October 26, 2017, our Board of Directors declared a quarterly cash dividend of $0.37 per common share. The dividend will be paid on November 21, 2017 to stockholders of record as of the close of business on November 6, 2017.

SUSTAINABILITY

HCP's leadership in Environmental, Social and Governance (ESG) standards was again recognized by two influential ESG benchmarking institutions, the Dow Jones Sustainability Indices and Global Real Estate Sustainability Benchmark (GRESB).

HCP was named to the Dow Jones Sustainability Index (DJSI) North America and the DJSI World, for the fifth and third consecutive years, respectively. In addition, we achieved the "Green Star" designation from GRESB for the sixth year in a row, representing the highest quadrant of achievement in GRESB's annual sustainability survey.

More information about HCP's sustainability efforts can be found on our website at www.hcpi.com/sustainability.

OUTLOOK

For full-year 2017, we expect EPS to range between $1.16 and $1.20; FFO per share to range between $1.74 and $1.78; and FFO as adjusted per share to range between $1.92 and $1.96, representing a $0.02 per share increase at the mid-point. In addition, we expect 2017 SPP Cash NOI to increase between 2.5% and 3.5%. EPS and FFO per share guidance do not yet reflect the non-cash accounting impact of the Brookdale transactions. Additionally, these estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. For additional detail and information regarding these estimates, refer to the "Projected Full Year 2017 SPP NOI and SPP Cash NOI" table below, and the 2017 Guidance section of our corresponding Supplemental Report, available in the Investor Relations section of our website at http://ir.hcpi.com.

| | Projected Full Year 2017 | | | |
| | SPP NOI | | SPP Cash NOI | |
	Low	High	Low	High
Senior housing triple-net	2.0%	3.0%	5.0%	6.0%
SHOP	(2.9%)	(0.9%)	(2.0%)	—%
Life science	2.0%	3.0%	3.5%	4.5%
Medical office	1.4%	2.4%	2.5%	3.5%
Other[1]	2.0%	3.0%	0.8%	1.8%
SPP Growth	**1.2%**	**2.2%**	**2.5%**	**3.5%**

_____

(1)   Other primarily includes our hospitals and U.K. real estate investments. See our Supplemental Report for additional details.

COMPANY INFORMATION

HCP has scheduled a conference call and webcast for Thursday, November 2, 2017 at 10:00 a.m. Pacific Time (1:00 p.m. Eastern Time) to present its performance and operating results for the quarter ended September 30, 2017. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (International). The conference ID number is 0914328. You may also access the conference call via webcast at www.hcpi.com. This link can be found in the "News and Events" section, which is under "Investor Relations". Through November 17, 2017, an archive of the webcast will be available on our website, and a telephonic replay can be accessed by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International) and entering conference ID number 10112667. Our Supplemental Report for the current period is available, with this earnings release, on our website in the "Financial Information" section under "Investor Relations".

ABOUT HCP

HCP, Inc. is a fully integrated real estate investment trust (REIT) that invests primarily in real estate serving the healthcare industry in the United States. HCP owns a large-scale portfolio diversified across multiple sectors, led by senior housing, life science and medical office. Recognized as a global leader in sustainability, HCP has been a publicly-traded company since 1985 and was the first healthcare REIT selected to the S&P 500 index. For more information regarding HCP, visit www.hcpi.com.

FORWARD-LOOKING STATEMENTS

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, among other things, (i) all statements under the heading "Outlook," including without limitation with respect to expected EPS, FFO per share, FFO as adjusted per share, SPP NOI, SPP Cash NOI and other financial projections and assumptions, including those in the "Projected Full Year 2017 SPP NOI and SPP Cash NOI" table in this release, as well as comparable statements included in other sections of this release; (ii) statements regarding the payment of a quarterly cash dividend; (iii) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, joint venture transactions, capital recycling and financing activities, and other transactions discussed in this release, including without limitation those described under the heading "Development Update"'; and (iv) statements with respect to the executive leadership updates described under the heading "Executive Leadership." These statements are made as of the date hereof, are not guarantees of future performance and are subject to known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our and our management's control and difficult to forecast—that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: our reliance on a concentration of a small number of tenants and operators for a significant percentage of our revenues, with our concentration of assets operated by Brookdale increasing as a result of the consummation of the spin-off of QCP on October 31, 2016; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our concentration in the healthcare property sector, particularly in senior housing, life sciences, medical office buildings and hospitals, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; availability of suitable properties to acquire at favorable prices, the competition for the acquisition and financing of those properties, and the costs of associated property development; our ability to negotiate the same or better terms with new tenants or operators if existing leases are not renewed or we exercise our right to foreclose on loan collateral or replace an existing tenant or operator upon default; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our ability to achieve the benefits of acquisitions and other investments, including those discussed above, within expected time frames or at all, or within expected cost projections; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; the effect on our tenants and operators of legislation, executive orders and other legal requirements, including the Affordable Care Act and licensure, certification and inspection requirements, as well as laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic or other conditions, including currency exchange rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. You should not place undue reliance on any forward-looking statements. We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements as a result of new information or new or future developments, except as otherwise required by law.

CONTACT

Andrew Johns
Vice President – Finance and Investor Relations
949-407-0400

The Numbers
Overview[1]

As of and for the quarter ended September 30, 2017, dollars, square feet and shares in thousands, except per share data

	3Q17	YTD	Full Year 2017 Guidance (November 2, 2017)
Financial Metrics			
Diluted earnings per common share	$(0.02)	$1.01	$1.16 - $1.20
Diluted FFO per common share	$0.33	$1.30	$1.74 - $1.78
Diluted FFO as adjusted per common share	$0.48	$1.47	$1.92 - $1.96
Dividends per common share	$0.37	$1.11	$1.48
Total rental and operating revenues[2]	$527,133	$1,602,524	
NOI[2]	306,164	943,171	
Cash NOI and interest income[2]	319,273	996,951	
Same Property Portfolio Cash NOI Growth			
Senior housing triple-net	2.7%	3.9%	5.0% - 6.0%
SHOP[3]	5.3%	2.5%	(2.0%) - 0.0%
Life science	4.0%	4.1%	3.5% - 4.5%
Medical office	2.5%	3.2%	2.5% - 3.5%
Other	1.3%	1.1%	0.8% - 1.8%
Total Portfolio	**3.2%**	**3.3%**	**2.5% - 3.5%**
Same Property Portfolio NOI Growth	**2.5%**	**2.2%**	**1.2% - 2.2%**

	3Q17			3Q17
Capitalization		**Debt Ratios**		
Common stock outstanding and DownREIT units	475,664	Financial Leverage		44.0%
Total Market Equity	$ 13,237,729	Secured Debt Ratio		1.8%
Total Debt	7,812,948	Net Debt to Adjusted EBITDA		6.4x
		Adjusted Fixed Charge Coverage		3.8x

	Property Count	Capacity	Unit of Measure	Occupancy
Portfolio Statistics				
Senior housing triple-net	204	20,236	Units	85.6%
SHOP	158	25,674	Units	85.9%
Life science	131	7,541	Sq. Ft.	96.6%
Medical office	245	18,211	Sq. Ft.	91.8%
Other	80	N/A	N/A	N/A
Total	**818**	**N/A**	**N/A**	**N/A**

(1) Reconciliations, definitions and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.hcpi.com/financial-reconciliation.

(2) Includes the Company's share of unconsolidated joint ventures ("JVs") and activity from assets sold and held for sale during the period.

(3) SHOP same property cash NOI growth consists of the following components:

	3Q17	YTD
Assisted living / Independent living	4.4%	2.6%
CCRC JV	12.0%	1.9%

HCP, Inc.
Unaudited Consolidated Balance Sheets
In thousands, except share and per share data

	September 30, 2017	December 31, 2016
Assets		
Real Estate:		
Buildings and improvements	$ 11,052,578	$ 11,692,654
Development costs and construction in progress	429,459	400,619
Land	1,752,890	1,881,487
Accumulated depreciation and amortization	(2,699,174)	(2,648,930)
Net real estate	10,535,753	11,325,830
Net investment in direct financing leases	715,104	752,589
Loans receivable, net	402,152	807,954
Investments in and advances to unconsolidated joint ventures	822,369	571,491
Accounts receivable, net of allowance of $4,312 and $4,459, respectively	34,571	45,116
Cash and cash equivalents	133,887	94,730
Restricted cash	27,135	42,260
Intangible assets, net	400,867	479,805
Assets held for sale, net	216,074	927,866
Other assets, net	616,169	711,624
Total assets	**$ 13,904,081**	**$ 15,759,265**
Liabilities and Equity		
Bank line of credit	$ 605,837	$ 899,718
Term loans	226,205	440,062
Senior unsecured notes	6,393,926	7,133,538
Mortgage debt	145,417	623,792
Other debt	94,818	92,385
Intangible liabilities, net	53,427	58,145
Liabilities of assets held for sale, net	8,653	3,776
Accounts payable and accrued liabilities	381,189	417,360
Deferred revenue	140,378	149,181
Total liabilities	**8,049,850**	**9,817,957**
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 469,034,877 and 468,081,489 shares issued and outstanding, respectively	469,035	468,081
Additional paid-in capital	8,224,531	8,198,890
Cumulative dividends in excess of earnings	(3,137,642)	(3,089,734)
Accumulated other comprehensive income (loss)	(24,491)	(29,642)
Total stockholders' equity	**5,531,433**	**5,547,595**
Joint venture partners	145,496	214,377
Non-managing member unitholders	177,302	179,336
Total noncontrolling interests	**322,798**	**393,713**
Total equity	**5,854,231**	**5,941,308**
Total liabilities and equity	**$ 13,904,081**	**$ 15,759,265**

HCP, Inc.
Unaudited Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	**2016**	**2017**	**2016**
Revenues:				
Rental and related revenues	$ 266,109	$ 290,280	$ 816,147	$ 872,828
Tenant recoveries	36,860	34,809	105,794	99,715
Resident fees and services	126,040	170,752	391,688	500,717
Income from direct financing leases	13,240	14,234	40,516	44,791
Interest income	11,774	20,482	50,974	71,298
Total revenues	**454,023**	**530,557**	**1,405,119**	**1,589,349**
Costs and expenses:				
Interest expense	71,328	117,860	235,834	361,255
Depreciation and amortization	130,588	141,407	397,893	421,181
Operating	155,338	187,714	467,582	542,751
General and administrative	23,523	34,781	67,287	83,011
Acquisition and pursuit costs	580	2,763	2,504	6,061
Impairments (recoveries), net	25,328	—	82,010	—
Total costs and expenses	**406,685**	**484,525**	**1,253,110**	**1,414,259**
Other income (expense):				
Gain (loss) on sales of real estate, net	5,182	(9)	322,852	119,605
Loss on debt extinguishments	(54,227)	—	(54,227)	—
Other income (expense), net	(10,556)	1,432	40,723	5,064
Total other income (expense), net	**(59,601)**	**1,423**	**309,348**	**124,669**
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(12,263)	47,455	461,357	299,759
Income tax benefit (expense)	5,481	424	14,630	(1,101)
Equity income (loss) from unconsolidated joint ventures	1,062	(2,053)	4,571	(4,028)
Income (loss) from continuing operations	**(5,720)**	**45,826**	**480,558**	**294,630**
Discontinued operations:				
Income (loss) before transaction costs and income taxes	—	121,229	—	360,226
Transaction costs	—	(14,805)	—	(28,509)
Income tax benefit (expense)	—	1,789	—	(47,721)
Total discontinued operations	—	**108,213**	—	**283,996**
Net income (loss)	**(5,720)**	**154,039**	**480,558**	**578,626**
Noncontrolling interests' share in earnings	(1,937)	(2,789)	(7,687)	(9,540)
Net income (loss) attributable to HCP, Inc.	**(7,657)**	**151,250**	**472,871**	**569,086**
Participating securities' share in earnings	(131)	(326)	(560)	(977)
Net income (loss) applicable to common shares	**$ (7,788)**	**$ 150,924**	**$ 472,311**	**$ 568,109**
Earnings per common share:				
Basic	$ (0.02)	$ 0.32	$ 1.01	$ 1.22
Diluted	$ (0.02)	$ 0.32	$ 1.01	$ 1.22
Weighted average shares used to calculate earnings per common share:				
Basic	468,975	467,628	468,642	466,931
Diluted	468,975	467,835	468,828	467,132

HCP, Inc.
Unaudited Funds From Operations
In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	**2016**	**2017**	**2016**
Net income (loss) applicable to common shares	$ (7,788)	$ 150,924	$ 472,311	$ 568,109
Real estate related depreciation and amortization	130,588	142,874	397,893	425,582
Real estate related depreciation and amortization on unconsolidated joint ventures	16,358	12,607	47,711	36,347
Real estate related depreciation and amortization on noncontrolling interests and other	(3,678)	(5,270)	(11,711)	(15,708)
Other depreciation and amortization[1]	2,360	2,986	7,718	8,922
Loss (gain) on sales of real estate, net	(5,182)	9	(322,852)	(119,605)
Loss (gain) on sales of real estate, net on unconsolidated joint ventures	—	—	—	(215)
Loss (gain) on sales of real estate, net on noncontrolling interests	—	—	—	(2)
Taxes associated with real estate dispositions[2]	—	257	(5,498)	53,434
Impairments (recoveries) of real estate, net[3]	22,590	—	22,590	—
FFO applicable to common shares	**$ 155,248**	**$ 304,387**	**$ 608,162**	**$ 956,864**
Distributions on dilutive convertible units and other	—	2,376	5,250	10,622
Diluted FFO applicable to common shares	**$ 155,248**	**$ 306,763**	**$ 613,412**	**$ 967,486**
Diluted FFO per common share	**$ 0.33**	**$ 0.65**	**$ 1.30**	**$ 2.05**
Weighted average shares used to calculate diluted FFO per common share	469,156	471,994	473,519	473,011
Impact of adjustments to FFO:				
Transaction-related items[4]	$ 580	$ 17,568	$ 2,476	$ 34,570
Other impairments (recoveries), net[5]	2,738	—	8,526	—
Severance and related charges[6]	3,889	14,464	3,889	14,464
Loss on debt extinguishments[7]	54,227	—	54,227	—
Litigation costs	2,303	—	7,507	—
Casualty-related charges (recoveries), net[8]	8,925	—	8,925	$ —
Foreign currency remeasurement losses (gains)	(141)	94	(986)	268
	$ 72,521	$ 32,126	$ 84,564	$ 49,302
FFO as adjusted applicable to common shares	$ 227,769	$ 336,513	$ 692,726	$ 1,006,166
Distributions on dilutive convertible units and other	1,493	3,467	5,095	10,549
Diluted FFO as adjusted applicable to common shares	**$ 229,262**	**$ 339,980**	**$ 697,821**	**$ 1,016,715**
Per common share impact of adjustments on diluted FFO	$ 0.15	$ 0.07	$ 0.17	$ 0.10
Diluted FFO as adjusted per common share	**$ 0.48**	**$ 0.72**	**$ 1.47**	**$ 2.15**
Weighted average shares used to calculate diluted FFO as adjusted per common share	473,836	473,692	473,519	473,011
FFO as adjusted from QCP	$ —	$ 101,549	$ —	$ 301,393
Diluted Comparable FFO as adjusted applicable to common shares[9]	$ 229,262	$ 238,431	$ 697,821	$ 715,322
FFO as adjusted from QCP per common share	$ —	$ (0.22)	$ —	$ (0.64)
Diluted Comparable FFO as adjusted per common share	**$ 0.48**	**$ 0.50**	**$ 1.47**	**$ 1.51**

(1) Other depreciation and amortization includes DFL depreciation and lease incentive amortization (reduction of straight-line rents) for the consideration given to terminate the 30 purchase options on the 153-property amended lease portfolio in the 2014 Brookdale transaction.

(2) For the nine months ended September 30, 2017, represents income tax benefit associated with the disposition of real estate assets in our RIDEA II transaction. For the nine months ended September 30, 2016, represents income tax expense associated with the state built-in gain tax payable upon the disposition of specific real estate assets, of which $49 million relates to the HCRMC real estate portfolio.

(3) Represents impairments on 11 senior housing triple-net facilities.

(4) On January 1, 2017, we early adopted the Financial Accounting Standards Board Accounting Standards Update No. 2017-01, *Clarifying the Definition of a Business* ("ASU 2017-01") which prospectively results in recognizing the majority of our real estate acquisitions as asset acquisitions rather than business combinations. Acquisition and pursuit costs relating to completed asset acquisitions are capitalized, including those costs incurred prior to January 1, 2017. Real estate acquisitions completed prior to January 1, 2017 were deemed business combinations and the related acquisition and pursuit costs were expensed as incurred. For the three and nine months ended September 30, 2016, primarily relates to the QCP spin-off.

(5) For the three months ended September 30, 2017, relates to the impairment of our Tandem Mezzanine Loan. For the nine months ended September 30, 2017, relates to the impairments of our Tandem Mezzanine Loan, net of the impairment recovery upon the sale of our Four Seasons Notes in the first quarter of 2017.

(6) For the three months ended September 30, 2017, primarily relates to the departure of our former Executive Vice President and Chief Accounting Officer. For the three months ended September 30, 2016, primarily relates to the departure of our former President and Chief Executive Officer.

(7) Represents the premium associated with the prepayment of $500 million of senior unsecured notes.

(8) Includes $11 million of casualty-related charges and a $2 million deferred income tax benefit.

(9) Excludes FFO as adjusted from QCP and interest expense related to debt repaid using proceeds from the spin-off, assuming these transactions occurred at the beginning of the earliest period presented. Comparable FFO as adjusted allows management to evaluate the performance of our remaining real estate portfolio following the completion of the QCP spin-off.

HCP, Inc.
Unaudited Funds Available for Distribution
In thousands

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	**2016**	**2017**	**2016**
FFO as adjusted applicable to common shares	$ 227,769	$ 336,513	$ 692,726	$ 1,006,166
Amortization of deferred compensation[1]	3,237	3,389	10,329	12,894
Amortization of deferred financing costs	3,439	5,037	11,141	15,598
Straight-line rents	(4,060)	(3,295)	(12,236)	(14,412)
Other depreciation and amortization	(2,360)	(2,986)	(7,718)	(8,921)
Leasing costs, tenant improvements, and recurring capital expenditures[2]	(28,783)	(23,822)	(79,903)	(66,176)
Lease restructure payments	311	1,868	1,165	14,480
CCRC entrance fees[3]	6,074	4,975	14,436	16,524
Deferred income taxes[4]	(3,807)	(3,431)	(10,523)	(8,977)
Other FAD adjustments	587	(708)	1,692	(2,739)
FAD applicable to common shares	$ 202,407	$ 317,540	$ 621,109	$ 964,437
Distributions on dilutive convertible units and other	1,596	3,513	5,250	10,622
Diluted FAD applicable to common shares	$ 204,003	$ 321,053	$ 626,359	$ 975,059

_____

(1) Excludes $0.5 million related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of our former Executive Vice President and Chief Accounting Officer, which is included in the severance and related charges for the three and nine months ended September 30, 2017. Excludes $6 million related to the acceleration of deferred compensation for restricted stock units and stock options that vested upon the departure of our former President and Chief Executive Officer, which is included in severance and related charges for the three and nine months ended September 30, 2016.

(2) Includes our share of leasing costs and tenant and capital improvements from unconsolidated joint ventures.

(3) Represents our 49% share of non-refundable entrance fees as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.

(4) Excludes $2 million of deferred tax benefit from the casualty-related charges, which is included in casualty-related charges (recoveries), net for the three and nine months ended September 30, 2017.

Portfolio Summary

As of and for the quarter ended September 30, 2017, dollars in thousands

	Property Count	Age	Investment	Cash NOI and Interest Income	Private Pay %[1]
Property Portfolio					
Senior housing triple-net	204	19	$ 3,801,465	$ 75,686	92.0
SHOP	83	23	2,348,506	39,184	98.2
Life science	117	21	3,778,511	69,429	100.0
Medical office	232	23	3,905,769	72,782	100.0
Other	76	32	949,984	26,548	80.0
	712	**22**	**$ 14,784,235**	**$ 283,629**	**95.8**
Debt Investments					
Other	—	N/A	$ 420,719	$ 11,774	—
HCP's Share of Unconsolidated JVs[2]					
SHOP	72	21	$ 1,184,876	$ 21,487	84.4
Life science	4	21	87,971	1,632	100.0
Medical office	1	22	9,878	350	100.0
Other	4	40	9,150	401	14.7
	81	**22**	**$ 1,291,875**	**$ 23,870**	**84.6**
Developments					
SHOP	2	N/A	$ 11,951	$ —	—
Life science	8	N/A	235,329	—	—
Medical office	3	N/A	45,294	—	—
	13	**N/A**	**$ 292,574**	**$ —**	**—**
Redevelopments					
SHOP	1	N/A	$ 1,329	$ —	—
Life science	2	N/A	29,579	—	—
Medical office	9	N/A	98,094	—	—
	12	**N/A**	**$ 129,002**	**$ —**	**—**
Total					
Senior housing triple-net	204	19	$ 3,801,465	$ 75,686	92.0
SHOP	158	22	3,546,662	60,671	92.9
Life science	131	21	4,131,390	71,061	100.0
Medical office	245	23	4,059,035	73,132	100.0
Other	80	32	1,379,853	38,723	79.3
	818	**22**	**$ 16,918,405**	**$ 319,273**	**94.9**

CASH NOI AND INTEREST INCOME



Other: 12%
Senior housing triple-net: 24%
Medical office: 23%
$319.3M
SHOP: 19%
Life science: 22%

(1) Self-pay and private insurance (including managed care) revenues as a percentage of total property revenues for the most recent trailing 12 months available, weighted based on current quarter Cash NOI including assets sold in the quarter. Revenues for medical office properties are considered 100% private pay.

(2) HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period.

Portfolio Summary

For the quarter ended September 30, 2017, dollars in thousands

NOI, CASH NOI AND INTEREST INCOME

		Rental and Operating Revenues		Operating Expenses		NOI[1]		Cash NOI[1]		Interest Income		Cash NOI and Interest Income
Wholly-Owned												
Senior housing triple-net	$	77,220	$	(934)	$	76,286	$	75,686	$	—	$	75,686
SHOP		126,040		(86,821)		39,219		39,184		—		39,184
Life science		90,174		(19,960)		70,214		69,429		—		69,429
Medical office		119,847		(46,486)		73,361		72,782		—		72,782
Other		28,968		(1,137)		27,831		26,548		11,774		38,322
	$	**442,249**	$	**(155,338)**	$	**286,911**	$	**283,629**	$	**11,774**	$	**295,403**
HCP's Share of Unconsolidated JVs												
SHOP[2]	$	81,936	$	(65,035)	$	16,901	$	21,487	$	—	$	21,487
Life science		2,031		(433)		1,598		1,632		—		1,632
Medical office		496		(143)		353		350		—		350
Other		421		(20)		401		401		—		401
	$	**84,884**	$	**(65,631)**	$	**19,253**	$	**23,870**	$	**—**	$	**23,870**
Total												
Senior housing triple-net	$	77,220	$	(934)	$	76,286	$	75,686	$	—	$	75,686
SHOP		207,976		(151,856)		56,120		60,671		—		60,671
Life science		92,205		(20,393)		71,812		71,061		—		71,061
Medical office		120,343		(46,629)		73,714		73,132		—		73,132
Other		29,389		(1,157)		28,232		26,949		11,774		38,723
	$	**527,133**	$	**(220,969)**	$	**306,164**	$	**307,499**	$	**11,774**	$	**319,273**

(1)   Includes $5.4 million attributable to non-controlling interests, excluding DownREITs.
(2)   The SHOP NOI and Cash NOI variance primarily relates to the treatment of the non-refundable portion of Entrance Fees, which are deferred and amortized over the estimated stay of the resident for NOI and are recognized upon receipt, net of reserve, for Cash NOI.

Same Property Portfolio

As of September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

SAME PROPERTY PORTFOLIO RECONCILIATION	Senior housing triple-net	SHOP	Life science	Medical office	Other	Total
Total Property Count	204	158	131	245	80	818
Acquisitions	—	(7)	(3)	(16)	—	(26)
Assets in Development	—	(2)	(8)	(3)	—	(13)
Assets in Redevelopment	—	(1)	(2)	(9)	—	(12)
Assets held for sale	(3)	—	(4)	—	—	(7)
Change in reporting structure	—	(23)	—	—	—	(23)
Completed Developments	—	(2)	(2)	(3)	—	(7)
Assets impacted by casualty event	—	(1)	—	—	—	(1)
Three-Month SPP Property Count	201	122	112	214	80	729
Acquisitions	(5)	(1)	—	—	(1)	(7)
Completed Developments	—	—	—	(1)	—	(1)
Nine-Month SPP Property Count	196	121	112	213	79	721

THREE-MONTH SPP	Property Count	Investment	Percent of Property Portfolio	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
				3Q17	3Q16	NOI	Cash NOI	3Q17	2Q17	NOI	Cash NOI
Senior housing triple-net	201	$ 3,778,759	99	85.5%	87.1%	3.0%	2.7%	85.5%	86.3%	(0.4%)	(0.7%)
SHOP[1]	122	2,941,905	83	86.3%	88.8%	3.9%	5.3%	86.3%	86.9%	1.2%	1.4%
Life science	112	3,266,639	84	96.3%	97.1%	2.2%	4.0%	96.3%	96.3%	(0.2%)	0.5%
Medical office	214	3,230,151	82	91.7%	92.2%	1.5%	2.5%	91.7%	92.1%	0.4%	0.6%
Other	80	959,134	100	N/A	N/A	1.7%	1.3%	N/A	N/A	0.3%	(1.2%)
Total Portfolio	729	$ 14,176,588	88			2.5%	3.2%			0.2%	0.2%

NINE-MONTH SPP	Property Count	Investment	Percent of Property Portfolio	Year-Over-Year			
				Occupancy		Growth	
				3Q17	3Q16	NOI	Cash NOI
Senior housing triple-net	196	$ 3,701,197	97	85.9%	87.1%	1.9%	3.9%
SHOP[1]	121	2,927,306	83	87.1%	88.9%	1.3%	2.5%
Life science	112	3,266,639	84	96.3%	97.1%	2.9%	4.1%
Medical office	213	3,162,721	81	91.6%	92.1%	2.2%	3.2%
Other	79	941,226	98	N/A	N/A	2.5%	1.1%
Total Portfolio	721	$ 13,999,089	87			2.2%	3.3%

(1) Reflects the January 2017 sale of a 40% interest in RIDEA II as if it occurred at the beginning of the earliest period presented.

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	September 30, 2017		
	Shares	Value	Total Value
Common stock (NYSE: HCP)	469,035	$ 27.83	$ 13,053,244
Convertible partnership (DownREIT) units	6,629	27.83	184,485
Total Market Equity	**475,664**		**$ 13,237,729**
Consolidated debt	N/A		7,466,203
Total Market Equity and Consolidated Debt	**475,664**		**$ 20,703,932**
HCP's share of unconsolidated JV debt	N/A		346,745
Total Market Equity and Total Debt	**475,664**		**$ 21,050,677**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding September 30, 2017	Weighted Average Shares Three Months Ended September 30, 2017		Weighted Average Shares Nine Months Ended September 30, 2017	
		Diluted EPS	Diluted FFO	Diluted EPS	Diluted FFO
Common stock	469,035	468,975	468,975	468,642	468,642
Common stock equivalent securities:					
Restricted stock units	1,171	—	124	122	122
Dilutive impact of options	57	—	57	64	64
Convertible partnership (DownREIT) units	6,629	—	—	—	4,691
Total common stock and equivalents	**476,892**	**468,975**	**469,156**	**468,828**	**473,519**

Indebtedness and Ratios

As of September 30, 2017, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank Line of Credit[1]	Term Loan[2]	Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	HCP's Share of Unconsolidated JV Debt		Total Debt	
			Amounts	Rates %[3]	Amounts	Rates %[3]		Amounts[4]	Rates %[3]	Amounts	Rates %[3]
2017	$ —	$ —	$ —	—	$ 847	—	$ 847	$ 32,212	6.12	$ 33,059	5.97
2018	605,837	—	—	—	3,512	—	609,349	28,056	3.98	637,405	2.46
2019	—	226,680	450,000	3.95	3,700	—	680,380	16,791	3.88	697,171	3.15
2020	—	—	800,000	2.79	3,758	5.08	803,758	10,877	4.21	814,635	2.82
2021[5]	—	—	700,000	5.49	11,117	5.26	711,117	39,789	4.08	750,906	5.41
2022	—	—	900,000	3.93	2,861	—	902,861	14,688	4.41	917,549	3.92
2023	—	—	800,000	4.39	2,993	—	802,993	3,205	3.96	806,198	4.37
2024	—	—	1,150,000	4.17	3,131	—	1,153,131	87	—	1,153,218	4.16
2025	—	—	1,350,000	3.94	3,276	—	1,353,276	18,063	3.87	1,371,339	3.93
2026	—	—	—	—	3,213	3.04	3,213	94	—	3,307	2.96
Thereafter	—	—	300,000	6.88	101,007	4.16	401,007	2,901	3.90	403,908	6.17
Subtotal	**$ 605,837**	**$ 226,680**	**$ 6,450,000**		**$ 139,415**		**$ 7,421,932**	**$ 166,763**		**$ 7,588,695**	
Other Debt[6]	—	—	—		—		94,818	180,862		275,680	
(Discounts), premium and debt costs, net	—	(475)	(56,074)		6,002		(50,547)	(880)		(51,427)	
Total	**$ 605,837**	**$ 226,205**	**$ 6,393,926**		**$ 145,417**		**$ 7,466,203**	**$ 346,745**		**$ 7,812,948**	
Weighted average interest rate %	2.40	1.55	4.19		4.19		3.96	4.45		3.97	
Weighted average maturity in years	0.5	1.3	6.1		19.9		5.8	3.3		5.7	

(1) Includes £105 million translated into U.S. dollars at September 30, 2017. On October 19, 2017, we closed on a new $2.0 billion credit facility which has the following features: (i) initial maturity date of October 19, 2021 with two 6-month committed extension options; (ii) annual interest cost of LIBOR plus 100 basis points and facility fee of 20 basis points based on our current unsecured credit ratings; and (iii) inclusion of a $750 million accordion feature which can be used to increase the facility size, subject to customary conditions.

(2) Represents £169 million translated into U.S. dollars at September 30, 2017.

(3) The rates are reported in the year in which the related debt matures.

(4) Reflects pro rata share of mortgage and other debt in the Company's unconsolidated JVs.

(5) In July 2017, the Company repurchased $500 million of 5.375% senior notes due 2021 using proceeds from the HC-One loan repayment and Brookdale 64 disposition.

(6) Represents non-interest bearing Entrance Fee deposits at certain of the Company's senior housing facilities and demand notes that have no scheduled maturities.

Indebtedness and Ratios

As of September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

DEBT STRUCTURE

		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed rate	$ 232,537	3	4.45%	13.6
	Floating rate	73,641	1	3.96%	2.1
	Combined	**$ 306,178**	**4**	**4.33%**	**10.9**
Unsecured	Fixed rate	6,450,000	85	4.19%	6.1
	Floating rate	832,517	11	2.17%	0.7
	Combined	**$ 7,282,517**	**96**	**3.96%**	**5.5**
Total	Fixed rate	6,682,537	88	4.20%	6.3
	Floating rate	906,158	12	2.31%	0.8
	Combined	**$ 7,588,695**	**100**	**3.97%**	**5.7**
	Other debt[1]	275,680			
	(Discounts), premiums and debt costs, net	(51,427)			
	Total Debt	**$ 7,812,948**			

FINANCIAL COVENANTS[2]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	46%
Secured Debt Ratio	No greater than 30%	4%
Unsecured Leverage Ratio	No greater than 60%	50%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	3.4x

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa2 (Stable)
S&P Global	BBB (Stable)
Fitch	BBB (Stable)

(1) Represents non-interest bearing Entrance Fee deposits at certain of the Company's senior housing facilities and demand notes that have no scheduled maturities.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in the Company's consolidated financial statements as provided in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Compliance with certain of these financial covenants requires the inclusion of the Company's consolidated amounts and its proportionate share of unconsolidated JVs.

Investment Summary

For the three and nine months ended September 30, 2017, dollars and square feet in thousands

INVESTMENT SUMMARY

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Acquisitions	$ 112,000	$ 138,100
Development fundings	64,030	167,864
Redevelopment fundings	17,964	34,135
Loan fundings	5,809	24,257
Total	**$ 199,803**	**$ 364,356**

ACQUISITIONS

						Forward Yield[1]	
	Date	Capacity	Property Count	Property Type	Purchase Price	NOI	Cash NOI
Wateridge[2]	June	124 Sq. Ft.	2	Life science	$ 26,100		
Various Texas	July	138 Sq. Ft.	3	Medical office	48,500		
South San Francisco, CA	August	139 Sq. Ft.	1	Life science	63,500		
			6		**$ 138,100**	**7.3%**	**5.7%**

DEBT INVESTMENT REPAYMENTS

		Proceeds	
	Date	GBP	USD
Four Seasons[3]	March	£ 111,663	$ 135,682
HC-One[4]	June	282,874	367,227

(1) Represents the average yield calculated using projected NOI and Cash NOI for the 12-month period following acquisition.
(2) In June 2017, the Company acquired two life science facilities in San Diego, CA, including a 50,000 square foot vacant building placed in redevelopment upon acquisition.
(3) Includes $101 million of proceeds from our Four Seasons investment that was placed on cost recovery in 2015. As a result, no interest income was recognized in 2017. The remaining $35 million of proceeds earned a 5.7% yield to maturity.
(4) HC-One debt investment earned an 8.3% yield to maturity.

Investment Summary

For the quarter ended September 30, 2017, dollars and square feet in thousands

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Yield[1] NOI	Cash NOI
Salt Lake City, UT	January	324 Sq. Ft.	4	Life science	$ 75,750		
Memphis, TN	January	130 Units	1	SHOP	2,250		
RIDEA II sale of partnership interest[2]	January	N/A	N/A	SHOP	363,200		
Palm Beach Gardens, FL	February	199 Beds	1	Hospital	43,426		
Various Brookdale	March	5,967 Units	64	Senior housing	1,125,000		
San Diego, CA[3]	April	18 Acres	—	Life science	26,750		
San Diego, CA	April	15 Sq. Ft.	1	Life science	4,650		
Conifer, CO	June	10 Sq. Ft.	1	Medical office	750		
Various Brookdale	August	130 Units	2	Senior housing	14,500		
			74		**$ 1,656,276**	**8.1%**	**7.9%**

ASSETS HELD FOR SALE

	Held for Sale Date	Capacity	Property Count	Property Type	Projected Sales Price	Cash NOI for the Three Months Ended September 30, 2017
South San Francisco, CA	August	337 Sq. Ft.	4	Life science	$ 269,400	$ 5,247
Various, Brookdale	September	195 Units	3	Senior housing	16,000	177

(1) Represents the average yield using NOI and Cash NOI for the 12-month period prior to disposition.
(2) The sale of a 40% interest in the RIDEA II portfolio generated $480 million of proceeds, which included refinancing proceeds.
(3) Represents the sale of land held for development and is excluded from the trailing yield calculation.

Developments

As of September 30, 2017, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Name of Project	MSA	Segment	Property Count	Placed in Service[1]	Construction in Process ("CIP")	Cost to Complete	Total at Completion
Wholly-Owned							
Pearland II	Houston, TX	Medical office	1	$ 7,686	$ 9,320	$ 1,794	$ 18,800
Sky Ridge	Denver, CO	Medical office	1	18,158	15,306	4,087	37,551
Cypress	Houston, TX	Medical office	1	19,012	13,224	7,970	40,206
The Cove at Oyster Point - Phase I	San Francisco, CA	Life science	1	149,353	42,629	4,198	196,180
The Cove at Oyster Point - Phase II	San Francisco, CA	Life science	1	93,723	105,225	19,372	218,320
Ridgeview	San Diego, CA	Life science	3	—	38,006	23,994	62,000
The Cove at Oyster Point - Phase III	San Francisco, CA	Life science	2	—	49,210	161,901	211,111
Medical City Dallas Garage	Dallas, TX	Medical office	N/A	—	7,444	8,856	16,300
Sorrento Summit	San Diego, CA	Life science	1	—	259	15,741	16,000
			11	**$ 287,932**	**$ 280,623**	**$ 247,913**	**$ 816,468**
HCP's Share of Unconsolidated JVs							
Otay Ranch	San Diego, CA	SHOP	1	—	6,491	21,353	27,844
Waldwick	New York, NY	SHOP	1	—	5,460	20,432	25,892
			2	**—**	**$ 11,951**	**$ 41,785**	**$ 53,736**
			13	**$ 287,932**	**$ 292,574**	**$ 289,698**	**$ 870,204**

(1) Cash NOI for assets placed in service was $2.6 million for the three months ended September 30, 2017.

Projected weighted average stabilized yield on development projects of 7.0% - 8.0%

Name of Project	Health System Affiliate	Project Capacity			Unit of Measure	% of Total Project Leased	Project Start	Actual / Estimated Occupancy	
		Placed In Service/ Occupied	Under Construction	Total Project				Initial	Stabilized
Wholly-Owned									
Pearland II	Memorial Hermann	34	63	97	Sq. Ft.	78	2Q14	1Q16	3Q18
Sky Ridge	HCA	39	79	118	Sq. Ft.	67	3Q14	1Q16	2Q18
Cypress	Memorial Hermann	71	94	165	Sq. Ft.	50	1Q15	1Q16	3Q18
The Cove at Oyster Point - Phase I	N/A	180	67	247	Sq. Ft.	100	1Q15	3Q16	4Q17
The Cove at Oyster Point - Phase II	N/A	115	116	231	Sq. Ft.	100	1Q16	3Q17	1Q18
Ridgeview	N/A	—	301	301	Sq. Ft.	50	2Q16	3Q18	1Q19
The Cove at Oyster Point - Phase III	N/A	—	336	336	Sq. Ft.	—	4Q16	4Q18	4Q19
Medical City Dallas Garage	HCA	—	N/A	N/A	N/A	N/A	1Q17	N/A	N/A
Sorrento Summit	N/A	—	28	28	Sq. Ft.	100	3Q17	3Q19	3Q19
		439	**1,084**	**1,523**		**59**			
HCP's Share of Unconsolidated JVs									
Otay Ranch	N/A	—	111	111	Units	N/A	2Q17	3Q18	4Q20
Waldwick	N/A	—	79	79	Units	N/A	3Q17	4Q18	4Q20
			190	**190**		**N/A**			

Redevelopments and Land Held for Development[1]

As of September 30, 2017, dollars and square feet in thousands

REDEVELOPMENT PROJECTS IN PROCESS

Name of Project	MSA	Segment	Property Count	Investment Placed in Redevelopment[2]	Incremental Costs				Total at Completion	Project Start	Estimated Completion
					Placed in Service	CIP	Cost to Complete	Total			
Wholly-Owned											
Yorktown	Washington, DC	Medical office	1	$ —	$ 294	$ 3,510	$ 2,404	$ 6,208	$ 6,208	3Q16	1Q18
Aurora I and II	Denver, CO	Medical office	2	—	1,096	5,654	2,138	8,888	8,888	3Q16	4Q17
Sunrise Tower IV	Las Vegas, NV	Medical office	1	—	673	5,113	714	6,500	6,500	3Q16	4Q17
Museum Medical Tower	Houston, TX	Medical office	1	—	1,354	5,051	3,643	10,048	10,048	3Q16	1Q18
One Fannin	Houston, TX	Medical office	1	—	2,595	2,699	2,706	8,000	8,000	4Q16	1Q18
3535 Market Street	Philadelphia, PA	Medical office	1	67,108	—	8,821	30,979	39,800	106,908	2Q17	2Q18
Directors Place - 4939	San Diego, CA	Life science	1	19,182	—	2,229	6,811	9,040	28,222	2Q17	3Q18
Wateridge	San Diego, CA	Life science	1	7,929	—	239	12,395	12,634	20,563	2Q17	4Q18
Encino	Los Angeles, CA	Medical office	1	—	—	64	9,616	9,680	9,680	3Q17	4Q18
Sherman Oaks	Los Angeles, CA	Medical office	1	—	—	74	9,426	9,500	9,500	3Q17	4Q18
West Bay	Providence, RI	SHOP	1	—	—	1,329	1,083	2,412	2,412	3Q17	1Q18
			12	$ **94,219**	$ **6,012**	$ **34,783**	$ **81,915**	$ **122,710**	$ **216,929**		

Projected weighted average return on incremental capital invested: 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Segment	Gross Site Acreage	Estimated Rentable Sq. Ft. / Units		Investment to Date
Wholly-Owned						
Sierra Point	San Francisco, CA	Life science	23	540	Sq. Ft.	$ 96,669
Forbes Research Center	San Francisco, CA	Life science	8	326	Sq. Ft.	46,535
The Cove at Oyster Point - Phase IV	San Francisco, CA	Life science	2	164	Sq. Ft.	12,760
Brittania Modular Labs III	San Francisco, CA	Life science	2	106	Sq. Ft.	10,760
Poway II	San Diego, CA	Life science	26	465	Sq. Ft.	42,660
Torrey Pines Science Center	San Diego, CA	Life science	6	93	Sq. Ft.	11,473
Directors Place	San Diego, CA	Life science	4	82	Sq. Ft.	6,000
Remaining	Various	Various	13	N/A		4,588
			84	**1,776**	**Sq. Ft.**	$ **231,445**
HCP's Share of Unconsolidated JVs						
Oakmont Village	Santa Rosa, CA	SHOP	3	74	Units	$ 2,279
Brandywine	Philadelphia, PA	SHOP	8	67	Units	797
			11	**141**	**Units**	$ **3,076**
			95			$ **234,521**

(1)   Redevelopments are excluded from SPP until they are Stabilized. See Glossary for further definition.
(2)   Represents the Investment for buildings or portions of buildings placed in redevelopment.   Projects with no Investment placed in Redevelopment represent buildings that remained in operations but were removed from SPP.

Capital Expenditures | Third Quarter

For the quarter ended September 30, 2017, dollars in thousands, except per unit/square foot

	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total
Wholly-Owned						
Recurring capital expenditures	$ 604	$ 4,554	$ 1,064	$ 4,456	$ —	$ 10,678
Tenant improvements - 2nd generation	—	—	2,211	4,636	—	6,847
Lease commissions	(140)	140	5,884	3,224	1	9,109
Total recurring capital expenditures	$ 464	$ 4,694 (1)	$ 9,159	$ 12,316	$ 1	$ 26,634
Revenue enhancing capital expenditures	4,889	4,093 (2)	586	130	—	9,698
Initial Capital Expenditures ("ICE")[3]	—	1,761	—	187	—	1,948
Tenant improvements - 1st generation	—	—	1,836	3,168	—	5,004
Development	—	4	51,625	7,048	—	58,677
Redevelopment	—	1,329	1,210	15,425	—	17,964
Capitalized interest	—	22	3,684	1,272	—	4,978
Total capital expenditures	$ 5,353	$ 11,903	$ 68,100	$ 39,546	$ 1	$ 124,903
HCP's Share of Unconsolidated JVs						
Recurring capital expenditures	$ —	$ 2,449	$ (3)	$ 54	$ —	$ 2,500
Tenant improvements - 2nd generation	—	—	—	1	—	1
Lease commissions	—	—	—	10	—	10
Total recurring capital expenditures	$ —	$ 2,449	$ (3)	$ 65	$ —	$ 2,511
Revenue enhancing capital expenditures	—	3,968	—	—	—	3,968
Development	—	5,353	—	—	—	5,353
Total capital expenditures	$ —	$ 11,770	$ (3)	$ 65	$ —	$ 11,832
Total including unconsolidated JVs	$ 5,353	$ 23,673	$ 68,097	$ 39,611	$ 1	$ 136,735
Recurring capital expenditures per unit/sq. ft.[4]	NM	$380 per Unit	$0.15 per Sq. Ft.	$0.25 per Sq. Ft.	NM	

(1) Includes $0.4 million attributable to non-controlling interests.
(2) Revenue enhancing capital expenditures per unit for SHOP are $438. The per unit based on majority type is $319, $363 and $804 for AL, IL and CCRC, respectively.
(3) Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.
(4) Recurring capital expenditures per unit for SHOP are $380. The per unit based on majority type is $350, $349 and $495 for AL, IL and CCRC, respectively.

Capital Expenditures | Year-to-Date

For the nine months ended September 30, 2017, dollars in thousands, except per unit/square foot

	Senior Housing Triple-net		SHOP		Life Science		Medical Office		Other		Total
Wholly-Owned											
Recurring capital expenditures	$	2,103	$	13,985	$	2,773	$	10,060	$	132	$ 29,053
Tenant improvements - 2nd generation		—		—		6,447		16,501		—	22,948
Lease commissions		(140)		140		12,221		10,986		3	23,210
Total recurring capital expenditures	$	**1,963**	$	**14,125** [1]	$	**21,441**	$	**37,547**	$	**135**	$ **75,211**
Revenue enhancing capital expenditures		15,252		12,447 [2]		1,706		1,034		—	30,439
ICE		—		4,210		94		1,911		—	6,215
Tenant improvements - 1st generation		—		—		13,511		14,753		—	28,264
Development		—		(320)		140,223		19,003		—	158,906
Redevelopment		—		1,329		2,025		30,781		—	34,135
Capitalized interest		—		84		9,819		2,703		—	12,606
Total capital expenditures	$	**17,215**	$	**31,875**	$	**188,819**	$	**107,732**	$	**135**	$ **345,776**
HCP's Share of Unconsolidated JVs											
Recurring capital expenditures	$	—	$	5,936	$	16	$	88	$	—	$ 6,040
Tenant improvements - 2nd generation		—		—		—		1		—	1
Lease commissions		—		—		16		20		—	36
Total recurring capital expenditures	$	—	$	**5,936**	$	**32**	$	**109**	$	—	$ **6,077**
Revenue enhancing capital expenditures		—		11,637		—		2		—	11,639
ICE		—		10		—		—		—	10
Tenant improvements - 1st generation		—		—		52		—		—	52
Development		—		8,958		—		—		—	8,958
Capitalized interest		—		20		—		—		—	20
Total capital expenditures	$	—	$	**26,561**	$	**84**	$	**111**	$	—	$ **26,756**
Total including unconsolidated JVs	$	**17,215**	$	**58,436**	$	**188,903**	$	**107,843**	$	**135**	$ **372,532**
Recurring capital expenditures per unit/sq. ft.[3]		NM		$1,070 per Unit		$0.39 per Sq. Ft.		$0.56 per Sq. Ft.		NM	

(1)   Includes $1.4 million attributable to non-controlling interests.
(2)   Revenue enhancing capital expenditures per unit for SHOP is $1,294. The per unit based on majority type is $997, $896 and $2,611 for AL, IL and CCRC, respectively.
(3)   Recurring capital expenditures per unit for SHOP is $1,070. The per unit based on majority type is $979, $1,108 and $1,182 for AL, IL and CCRC, respectively.

Portfolio Diversification

As of and for the quarter ended September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

CASH NOI AND INTEREST INCOME BY MSA

MSA	Property Count	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total	% of Total
San Francisco, CA	78	$ 2,533	$ —	$ 45,139	$ 758	$ —	$ 48,430	15
Dallas, TX	44	2,288	1,432	—	9,027	6,938	19,685	6
San Diego, CA	38	782	497	14,093	2,106	—	17,478	5
Houston, TX	40	1,046	6,637	—	8,944	331	16,958	5
Denver, CO	21	2,080	4,221	—	4,566	—	10,867	3
Washington, DC	20	6,639	1,937	—	932	—	9,508	3
San Jose, CA	15	—	—	8,582	622	—	9,204	3
Philadelphia, PA	7	3,462	1,908	—	3,688	—	9,058	3
Seattle, WA	13	2,706	—	—	6,246	—	8,952	3
Los Angeles, CA	13	2,372	1,320	—	1,276	3,660	8,628	3
Remaining	516	51,778	42,719	3,247	34,967	16,020	148,731	47
Cash NOI	**805**	**$ 75,686**	**$ 60,671**	**$ 71,061**	**$ 73,132**	**$ 26,949**	**$ 307,499**	**96**
Interest income	—	—	—	—	—	11,774	11,774	4
Total	**805**	**$ 75,686**	**$ 60,671**	**$ 71,061**	**$ 73,132**	**$ 38,723**	**$ 319,273**	**100**

CASH NOI AND INTEREST INCOME BY OPERATOR/TENANT

Operator/Tenant	Tenant/Credit Exposure							SHOP/Operator Exposure		
	Property Count	Senior Housing Triple-net	Life Science	Medical Office	Other	Total	% of Total Cash NOI and Interest Income	Property Count	SHOP	% of Total Cash NOI and Interest Income
Brookdale	101	$ 34,065	$ —	$ —	$ —	$ 34,065	11	121	$ 54,327	17
Sunrise Senior Living	48	23,132	—	—	—	23,132	7	—	—	—
Amgen	7	—	12,689	—	—	12,689	4	—	—	—
Google	11	—	7,700	—	—	7,700	2	—	—	—
Tandem Consulate Health Care	—	—	—	—	7,674	7,674	2	—	—	—
Hospital Corporation of America	7	—	—	1,145	5,504	6,649	2	—	—	—
Remaining	475	18,489	50,672	71,987	25,545	166,693	53	35	6,344	2
	649	**$ 75,686**	**$ 71,061**	**$ 73,132**	**$ 38,723**	**$ 258,602**	**81**	**156**	**$ 60,671**	**19**

Expirations and Maturities

As of September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

EXCLUDES PURCHASE AND PREPAYMENT OPTIONS

| Year | Total | | % of Total | Annualized Base Rent | | | | | | | | | |
				Senior Housing Triple-net		Life Science		Medical Office		Other		Interest Income	
2017[1]	$	39,428	3	$	9,544	$	6,590	$	23,294	$	—	$	—
2018[2]		115,535	10		6,161		18,188		58,902		994		31,290
2019		89,133	8		2,238		27,981		51,320		7,594		—
2020		127,245	11		39,498		21,900		56,615		8,385		847
2021		101,416	9		10,162		48,221		38,393		1,870		2,770
2022		75,140	7		1,476		22,870		36,681		13,179		934
2023		131,106	12		43,878		61,359		16,159		—		9,710
2024		59,595	5		19,279		5,627		19,339		15,350		—
2025		93,534	8		9,618		32,202		31,095		20,619		—
2026		33,664	3		5,697		9,495		18,472		—		—
Thereafter		269,439	24		167,871		32,006		31,037		38,525		—
	$	1,135,235	100	$	315,422	$	286,439	$	381,307	$	106,516	$	45,551
Weighted average maturity in years		6.3			9.1		5.4		4.3		8.2		2.4

REFLECTS PURCHASE AND PREPAYMENT OPTIONS

| Year | Total | | % of Total | Annualized Base Rent | | | | | | | | | |
				Senior Housing Triple-net		Life Science		Medical Office		Other		Interest Income[3]	
2017[1]	$	78,284	7	$	9,544	$	6,590	$	30,860	$	—	$	31,290
2018[2]		83,543	7		6,161		18,188		57,300		994		900
2019		110,638	10		2,238		27,981		48,149		21,713		10,557
2020		130,572	12		39,498		27,808		54,881		8,385		—
2021		112,085	10		10,162		48,221		49,962		1,870		1,870
2022		73,530	6		1,476		22,870		35,071		13,179		934
2023		118,935	10		43,878		61,359		13,698		—		—
2024		44,958	4		19,279		5,627		18,820		1,232		—
2025		94,311	8		9,618		32,202		31,872		20,619		—
2026		24,916	2		5,697		9,495		9,724		—		—
Thereafter		263,463	24		167,871		26,098		30,970		38,524		—
	$	1,135,235	100	$	315,422	$	286,439	$	381,307	$	106,516	$	45,551

(1) Includes month-to-month and holdover leases.

(2) Reflects a lease extension by Sunrise Senior Living that took effect in October 2017, extending the lease 10 years to 2028.

(3) Reflects the earliest point at which there is no prepayment penalty.

Triple-Net Master Lease Profile[1]



Facility EBITDAR CFC	% of HCP Cash NOI and Interest Income	# of Leases	Weighted Average Maturity in Years	Guaranty[3]
Less than 1.0x	4.8	8	8.8	60.4%
1.00x - 1.25x	11.1	6	8.7	100.0%
1.26x - 1.50x	7.7	6	11.8	29.9%
1.51x and above	3.8	5	7.0	100.0%

(1) Agreements with cross-default protections are presented as a single master lease, including agreements that will be added to a master lease upon third-party debt repayment. Excludes properties sold in the quarter, master leases with properties acquired during the period required to calculate CFC, and master leases that include newly completed developments that are not Stabilized.

(2) Reflects a lease extension by Sunrise Senior Living that took effect in October 2017, extending the lease 10 years to 2028.

(3) Represents the percentage of Cash NOI supported by a corporate guaranty.

Senior Housing Triple-net

As of and for the quarter ended September 30, 2017, dollars in thousands, except REVPOR

Property Portfolio	Property Count	Investment	Cash NOI	Units	Occupancy %	REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC
Assisted living	170	$ 2,836,764	$ 53,971	14,489	85.6	$ 5,941	1.31x	1.10x
Independent living	27	550,232	12,334	3,531	84.5	3,733	1.22x	1.07x
CCRC	7	414,469	9,381	2,216	87.2	6,062	1.37x	1.17x
Total	**204**	**$ 3,801,465**	**$ 75,686**	**20,236**	**85.6**	**$ 5,569**	**1.31x**	**1.10x**

Operator	Investment	Cash NOI	Properties Count	% Pooled	Units	Occupancy %	REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC[1]
Brookdale	**$ 1,603,642**	**$ 34,065**	**101**	**97**	**9,960**	**85.7**	**$ 4,747**	**1.31x**	**1.13x**
Sunrise Senior Living	1,358,722	23,132	48	98	5,549	86.6	7,243	1.37x	1.11x
Harbor Retirement Associates	212,623	4,651	14	100	1,343	77.7	5,862	1.28x	1.07x
Aegis Senior Living	182,152	4,486	10	80	701	89.0	8,022	1.32x	1.15x
Capital Senior Living	181,988	4,359	15	100	1,511	82.5	3,299	1.10x	0.96x
Remaining	262,338	4,993	16	56	1,172	91.8	5,531	1.11x	0.96x
Subtotal excluding Brookdale	**$ 2,197,823**	**$ 41,621**	**103**	**90**	**10,276**	**85.4**	**$ 6,392**	**1.30x**	**1.08x**
Total	**$ 3,801,465**	**$ 75,686**	**204**	**94**	**20,236**	**85.6**	**$ 5,569**	**1.31x**	**1.10x**

(1) Excluding the previously announced planned sale or transition of 25 properties and reflecting the November 2016 reallocated, annualized rents, the Facility EBITDAR CFC for Brookdale is approximately 1.16x and total senior housing triple-net is approximately 1.11x.

Senior Housing Triple-net

Dollars in thousands, except REVPOR

	3Q16	4Q16	1Q17	2Q17	3Q17
Property count	201	201	201	201	201
Investment	$ 3,773,786	$ 3,782,383	$ 3,789,422	$ 3,792,615	$ 3,778,759
Units	20,060	20,043	20,039	20,038	20,041
Occupancy %	87.1	87.1	86.8	86.3	85.5
REVPOR Triple-net	$ 5,477	$ 5,490	$ 5,482	$ 5,582	$ 5,592
Facility EBITDARM CFC	1.35x	1.34x	1.33x	1.33x	1.31x
Facility EBITDAR CFC	1.14x	1.13x	1.12x	1.12x	1.10x
Total Rental and Operating Revenues	$ 74,306	$ 76,980	$ 75,517	$ 76,826	$ 76,588
Total Operating Expenses	(160)	254	(151)	(150)	(188)
NOI	**$ 74,146**	**$ 77,234**	**$ 75,366**	**$ 76,676**	**$ 76,400**
Total Cash Rental and Operating Revenues	$ 74,282	$ 77,780	$ 74,402	$ 76,821	$ 76,323
Total Cash Operating Expenses	(146)	267	(137)	(137)	(175)
Cash NOI	**$ 74,136**	**$ 78,047**	**$ 74,265**	**$ 76,684**	**$ 76,148**
				Year-Over-Year Three-Month SPP Growth	**2.7%**

Senior Housing Triple-net

New Supply - Assisted Living

As of and for the quarter ended September 30, 2017, dollars in thousands

NEW SUPPLY ANALYSIS

	HCP Portfolio			5-Mile Radius[1]								
MSA	Units	Cash NOI	% of Triple-net Cash NOI	Properties/ Units Under Construction[2]	Cash NOI Exposed to New Supply[3]	5-Year 80+ Population Growth % 2017-2022	75+ Penetration Rate %	Qualified Care Giver %	Median Household Income	Affordability (in years)	75+ Median Net Worth	Unemploy-ment %
US National Average						*10.6*	*4.9*	*4.7*	*$ 56*	*N/A*	*$ 213*	*5.5*
New York, NY	1,148	$ 5,728	7.6	7 / 796	$ 3,039	8.6	1.6	5.1	85	3.5	197	4.8
Washington, DC	784	3,808	5.0	6 / 657	3,266	12.2	3.4	8.9	102	8.2	250	3.1
Seattle, WA	513	2,706	3.6	1 / 60	1,243	10.6	5.4	8.0	84	6.3	250	4.1
San Francisco, CA	359	2,533	3.3	1 / 16	1,691	10.9	5.6	7.4	84	6.1	250	4.9
Los Angeles, CA	384	2,372	3.1	1 / 40	474	7.5	2.9	5.4	71	4.1	238	4.5
Portland, OR	762	2,047	2.7	2 / 365	506	12.1	7.3	6.0	66	>15	213	4.8
Charlotte, NC	587	1,948	2.6	-- / --	—	16.2	7.6	5.9	60	9.8	221	5.2
Chicago, IL	351	1,595	2.1	5 / 368	1,595	8.5	3.9	8.8	89	6.5	250	3.9
Baltimore, MD	293	1,524	2.0	2 / 186	593	13.5	3.8	7.5	86	4.3	225	4.7
Atlanta, GA	483	1,411	1.9	2 / 173	608	12.8	6.3	6.4	66	11.8	216	4.1
Detroit, MI	330	1,262	1.7	5 / 461	882	8.0	3.7	7.5	71	7.1	237	4.6
Riverside, CA	287	1,139	1.5	1 / 11	186	16.4	3.5	5.8	76	13.7	243	5.8
Houston, TX	308	1,046	1.4	-- / --	—	23.1	4.8	6.7	79	>15	250	5.0
Santa Rosa, CA	161	983	1.3	-- / --	—	9.4	4.1	5.2	62	3.5	212	5.3
Providence, RI	245	876	1.2	-- / --	—	4.4	4.0	6.9	76	7.1	211	2.9
San Diego, CA	116	782	1.0	-- / --	—	6.0	8.9	5.1	62	9.9	244	4.3
Philadelphia, PA	186	778	1.0	-- / --	—	5.7	5.2	8.4	81	10.3	247	4.0
St. Louis, MO	152	763	1.0	1 / 87	716	1.3	3.1	5.7	58	3.6	230	4.5
Denver, CO	178	730	1.0	1 / 163	730	20.1	5.6	8.8	81	4.2	250	2.3
Jacksonville, FL	169	663	0.9	-- / --	—	21.2	6.1	5.2	56	8.8	244	4.3
Remaining	6,693	19,277	25.4	6 / 459	1,943	10.4	3.4	5.0	56	7.4	216	5.5
Total	**14,489**	**$ 53,971**	**71.3**	**41 / 3,842**	**$ 17,472**	**10.0**	**3.5**	**6.3**	**$ 72**	**6.5**	**$ 228**	**4.6**
% of Total Cash NOI and Interest Income					**5.5%**							

(1) Demographic data provided by Environmental Systems Research ("ESRI") for 2017. Construction and supply data provided by National Investment Center for Senior Housing and Care ("NIC") for the quarter ended September 30, 2017. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents the Company's Cash NOI exposed to new construction and material expansions.

Senior Housing Triple-net

New Supply - Independent Living & CCRC

As of and for the quarter ended September 30, 2017, dollars in thousands

NEW SUPPLY ANALYSIS

| MSA | HCP Portfolio | | | 5-Mile Radius[1] | | | | | | | | |
	Units	Cash NOI	% of Triple-net Cash NOI	Properties/ Units Under Construction[2]	Cash NOI Exposed to New Supply[3]	5-Year 75+ Population Growth % 2017-2022	75+ Penetration Rate %	Qualified Care Giver %	Median Household Income	Affordability (in years)	75+ Median Net Worth	Unemploy- ment %
US National Average						*18.5*	*6.0*	*4.7*	*$ 56*	*N/A*	*$ 213*	*5.5*
Washington, DC	613	$ 2,831	3.7	1 / 212	$ 493	26.6	5.2	9.1	103	>15	250	3.2
Philadelphia, PA	542	2,683	3.5	-- / --	—	11.9	4.5	4.8	53	4.8	200	7.9
Dallas, TX	572	1,660	2.2	-- / --	—	23.8	4.8	5.5	62	>15	245	5.3
Austin, TX	269	1,500	2.0	-- / --	—	24.0	7.0	5.1	53	3.9	236	4.2
Denver, CO	236	1,350	1.8	1 / 53	1,350	21.5	7.5	4.7	55	4.7	170	3.1
Providence, RI	303	1,291	1.7	-- / --	—	11.6	2.9	4.5	46	1.7	83	6.0
Jacksonville, FL	317	1,286	1.7	-- / --	—	16.8	6.1	3.9	53	11.2	185	5.9
Sebastian, FL	213	981	1.3	-- / --	—	14.4	1.0	3.9	47	>15	250	10.1
Portland, OR	406	890	1.2	-- / --	—	14.0	4.6	4.6	56	>15	187	4.7
Tucson, AZ	282	887	1.2	-- / --	—	19.2	13.9	6.2	55	8.0	233	5.0
Remaining	1,994	6,356	8.4	2 / 152	1,224	14.4	2.7	4.5	61	>15	236	6.1
Total	**5,747**	**$ 21,715**	**28.7**	**4 / 417**	**$ 3,067**	**16.2**	**4.6**	**5.6**	**$ 62**	**10.7**	**$ 216**	**5.9**
% of Total Cash NOI and Interest Income					**1.0%**							

(1) Demographic data provided by ESRI for 2017. Construction and supply data provided by NIC for the quarter ended September 30, 2017. Data reflects a 5-mile radius (10-mile for Entrance Fee CCRCs) around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents the Company's Cash NOI exposed to new construction and material expansions.

SHOP

As of and for the quarter ended September 30, 2017, dollars in thousands, except REVPOR

INVESTMENTS[1]

	Property Count		Investment		Cash NOI	Units	Occupancy %		REVPOR SHOP
Wholly-Owned									
AL	53	$	965,486	$	13,823	5,258	83.8	$	4,421
IL	30		1,356,795		24,452	6,703	88.7		3,545
CCRC	1		26,225		909	244	87.9		7,567
	84	$	2,348,506	$	39,184	12,205	86.6	$	3,992
HCP's Share of Unconsolidated JVs									
AL	50	$	387,561	$	6,248	5,254	82.5	$	5,498
IL	6		74,882		872	724	97.4		3,316
CCRC	16		722,433		14,367	7,491	84.7		5,966
	72	$	1,184,876	$	21,487	13,469	84.5	$	5,669
Total	156	$	3,533,382	$	60,671	25,674	85.9	$	4,548
Operator									
Brookdale	121	$	2,960,342	$	54,327	22,124	86.4	$	4,573
Atria Senior Living	7		137,945		3,640	1,040	89.6		3,883
Senior Lifestyle Corp.	7		195,149		2,077	640	79.2		5,393
MBK Senior Living	5		87,090		1,498	640	95.3		4,457
Remaining	16		152,856		(871)	1,230	74.0		4,160
Total	156	$	3,533,382	$	60,671	25,674	85.9	$	4,548

(1) Excludes two properties that are in development.

SHOP|MSA

As of and for the quarter ended September 30, 2017, dollars in thousands, except REVPOR, includes HCP's pro rata share of unconsolidated JVs

OPERATING PORTFOLIO METRICS

MSA	Investment	Cash NOI	% of Cash NOI	Units[1] AL	IL	CCRC	Occupancy %	REVPOR SHOP[1] AL	IL	CCRC
Tampa, FL	$ 323,979	$ 7,087	11.7	182	424	2,178	88.2	$ 4,020	$ 3,788	$ 5,979
Houston, TX	374,981	6,637	10.9	87	1,837	449	89.6	5,791	2,528	7,149
Miami, FL	276,797	4,854	8.0	736	964	—	83.8	4,313	3,994	—
Denver, CO	295,883	4,221	7.0	154	702	—	93.7	3,948	4,371	—
Chicago, IL	229,742	3,977	6.6	348	947	—	84.3	6,722	3,814	—
Orlando, FL	110,417	2,592	4.3	232	—	1,008	80.9	4,229	—	6,351
Sarasota, FL	151,738	2,162	3.6	259	164	745	73.2	4,110	5,024	5,523
Washington, DC	137,842	1,937	3.2	541	—	—	84.4	5,976	—	—
Philadelphia, PA	63,411	1,908	3.1	—	—	435	94.2	—	—	7,265
Punta Gorda, FL	38,944	1,606	2.6	—	—	661	84.1	—	—	6,104
Dallas, TX	80,029	1,432	2.4	453	257	—	87.8	3,859	2,130	—
Baltimore, MD	123,461	1,365	2.2	522	—	—	80.4	5,557	—	—
Jacksonville, FL	92,096	1,357	2.2	—	—	542	83.0	—	—	7,571
Los Angeles, CA	54,327	1,320	2.2	445	—	—	92.4	6,032	—	—
Providence, RI	81,837	1,298	2.1	396	171	—	84.7	4,738	3,007	—
Richmond, VA	69,437	1,275	2.1	303	—	—	84.8	5,319	—	—
Memphis, TN	77,601	1,107	1.8	48	182	—	96.8	3,923	5,684	—
Phoenix, AZ	41,890	1,101	1.8	—	211	—	89.6	—	3,895	—
Austin, TX	48,980	1,066	1.8	276	—	—	94.1	5,755	—	—
Riverside, CA	49,140	826	1.4	500	—	—	88.5	3,918	—	—
Remaining	810,850	11,543	19.0	5,030	1,568	1,717	84.9	4,512	3,600	4,956
Total	**$ 3,533,382**	**$ 60,671**	**100.0**	**10,512**	**7,427**	**7,735**	**85.9**	**$ 4,732**	**$ 3,535**	**$ 6,070**

(1) Units and REVPOR SHOP are based on the majority type within each community. AL includes needs-based care such as memory care.

SHOP |Trend

Dollars in thousands, except REVPOR, includes HCP's pro rata share of unconsolidated JVs

TOTAL OPERATING PORTFOLIO

		3Q16		4Q16		1Q17[1]		2Q17		3Q17
Property count		143		152		153		153		156
Investment	$	3,831,503	$	3,986,662	$	3,481,155	$	3,500,131	$	3,533,382
Units		24,440		25,407		25,472		25,484		25,674
Occupancy %		88.2		87.8		87.6		86.2		85.9
REVPOR SHOP	$	4,417	$	4,440	$	4,493	$	4,536	$	4,548
Total Rental and Operating Revenues	$	221,712	$	238,285	$	216,592	$	206,784	$	207,976
Total Operating Expenses		(163,965)		(171,468)		(154,066)		(151,353)		(151,856)
NOI	$	**57,747**	$	**66,817**	$	**62,526**	$	**55,431**	$	**56,120**
Total Cash Rental and Operating Revenues	$	226,491	$	243,083	$	220,199	$	211,596	$	213,194
Total Cash Operating Expenses		(164,663)		(171,468)		(154,519)		(151,642)		(152,523)
Cash NOI	$	**61,828**	$	**71,615**	$	**65,680**	$	**59,954**	$	**60,671**
Cash NOI Margin %		27.3		29.5		29.8		28.3		28.5

(1)   Reflects the January 2017 sale of a 40% interest in RIDEA II.

SHOP | Same Property Portfolio

Dollars in thousands, except REVPOR, includes HCP's pro rata share of unconsolidated JVs

TOTAL SHOP[1][2]

	3Q16		4Q16		1Q17		2Q17		3Q17
Property count	122		122		122		122		122
Investment	$ 2,894,083	$	2,911,876	$	2,922,967	$	2,936,979	$	2,941,905
Units	22,104		22,123		22,094		22,135		22,140
Occupancy %	88.8		88.6		88.1		86.9		86.3
REVPOR SHOP	$ 4,143	$	4,170	$	4,300	$	4,316	$	4,328
Total Rental and Operating Revenues	$ 164,808	$	165,782	$	169,735	$	167,955	$	167,318
Total Operating Expenses	(120,928)		(117,592)		(119,906)		(122,936)		(121,746)
NOI	**$ 43,880**	**$**	**48,190**	**$**	**49,829**	**$**	**45,019**	**$**	**45,572**
Total Cash Rental and Operating Revenues	$ 164,934	$	165,755	$	169,706	$	168,089	$	167,674
Total Cash Operating Expenses	(121,460)		(117,659)		(120,210)		(122,934)		(121,902)
Cash NOI	**$ 43,474**	**$**	**48,096**	**$**	**49,496**	**$**	**45,155**	**$**	**45,772**
Cash NOI Margin %	26.4		29.0		29.2		26.9		27.3
				Year-Over-Year Three-Month SPP Growth					**5.3%**

ASSISTED LIVING/INDEPENDENT LIVING PORTFOLIO[2]

	3Q16		4Q16		1Q17		2Q17		3Q17
Property count	107		107		107		107		107
Investment	$ 2,208,617	$	2,220,468	$	2,228,205	$	2,236,203	$	2,236,351
Units	14,929		14,930		14,896		14,890		14,891
Occupancy %	89.8		89.5		88.9		87.4		86.8
REVPOR SHOP	$ 3,912	$	3,922	$	4,074	$	4,090	$	4,095
Total Rental and Operating Revenues	$ 120,316	$	120,355	$	123,836	$	122,195	$	121,253
Total Operating Expenses	(81,615)		(79,367)		(80,785)		(82,540)		(81,497)
NOI	**$ 38,701**	**$**	**40,988**	**$**	**43,051**	**$**	**39,655**	**$**	**39,756**
Total Cash Rental and Operating Revenues	$ 120,421	$	120,348	$	123,835	$	122,328	$	121,600
Total Cash Operating Expenses	(82,147)		(79,434)		(81,089)		(82,538)		(81,653)
Cash NOI	**$ 38,274**	**$**	**40,914**	**$**	**42,746**	**$**	**39,790**	**$**	**39,947**
Cash NOI Margin %	31.8		34.0		34.5		32.5		32.9
				Year-Over-Year Three-Month SPP Growth					**4.4%**

(1) Excludes non-refundable cash Entrance Fees and related activity such as deferred expenses, amortization, reserves and management fees related to Entrance Fees.

(2) Reflects the January 2017 sale of a 40% interest in RIDEA II as if it occurred at the beginning of the earliest period presented. Includes a CCRC rental community that is not part of our CCRC JV.

SHOP | CCRC JV Same Property Portfolio[1][2]

Dollars in thousands, except REVPOR, includes HCP's pro rata share of unconsolidated JVs

CCRC JV

		3Q16		4Q16		1Q17		2Q17		3Q17
Property count		15		15		15		15		15
Investment	$	685,466	$	691,408	$	694,762	$	700,776	$	705,554
Units		7,175		7,193		7,198		7,245		7,249
Occupancy %		85.6		85.6		85.7		85.2		84.9
REVPOR SHOP	$	4,931	$	5,013	$	5,060	$	5,065	$	5,094
Total Rental and Operating Revenues	$	44,492	$	45,427	$	45,899	$	45,760	$	46,065
Total Operating Expenses		(39,313)		(38,225)		(39,121)		(40,396)		(40,249)
NOI	$	**5,179**	$	**7,202**	$	**6,778**	$	**5,364**	$	**5,816**
Total Cash Rental and Operating Revenues	$	44,513	$	45,407	$	45,871	$	45,761	$	46,074
Total Cash Operating Expenses		(39,313)		(38,225)		(39,121)		(40,396)		(40,249)
Cash NOI	$	**5,200**	$	**7,182**	$	**6,750**	$	**5,365**	$	**5,825**
Cash NOI Margin %		11.7		15.8		14.7		11.7		12.6
					Year-Over-Year Three-Month SPP Growth					**12.0%**

NON-REFUNDABLE ENTRANCE FEES

		3Q16		4Q16		1Q17		2Q17		3Q17
Non-refundable Entrance Fees ("NREFs"), net[3]	$	6,803	$	7,159	$	6,352	$	7,716	$	8,090
SPP Cash NOI plus NREFs, net	$	**12,003**	$	**14,341**	$	**13,102**	$	**13,081**	$	**13,915**
Margin % including NREFs, net		23.2		27.1		24.9		24.3		25.6
					Year-Over-Year Three-Month Growth including NREFs, net					**15.9%**

(1)   Excludes a CCRC rental community that is not part of our CCRC JV.
(2)   Same property NOI and Cash NOI exclude non-refundable Entrance Fees and related activity such as deferred expenses, amortization, reserves and related management fees.
(3)   Represents NREFs net of a 15% reserve for statutory refunds due to early terminations and related management fees. See Entrance Fees in Glossary.

SHOP | New Supply - Assisted Living

As of and for the quarter ended September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

NEW SUPPLY ANALYSIS

	HCP Portfolio			5-Mile Radius(1)								
MSA	**Units**	**Cash NOI**	**% of SHOP Cash NOI**	**Properties/ Units Under Construction(2)**	**Cash NOI Exposed to New Supply(3)**	**5-Year 80+ Population Growth % 2017-2022**	**75+ Penetration Rate %**	**Qualified Care Giver %**	**Median Household Income**	**Affordability (in years)**	**75+ Median Net Worth**	**Unemploy-ment%**
US National Average						*10.6*	*4.9*	*4.7*	*$ 56*	*N/A*	*$ 213*	*5.5*
Washington, DC	541	$ 1,937	3.2	2 / 126	$ 946	12.2	2.7	8.9	103	9.7	250	3.2
Miami, FL	736	1,463	2.4	3 / 342	1,132	6.4	3.0	3.6	51	11.0	233	8.0
Baltimore, MD	522	1,365	2.2	2 / 186	198	5.3	2.5	5.9	72	8.2	230	5.3
Los Angeles, CA	445	1,320	2.2	1 / 201	190	18.1	3.0	7.8	91	10.7	250	4.4
Richmond, VA	303	1,275	2.1	3 / 115	1,275	6.8	16.7	8.3	82	14.4	242	3.1
Dallas, TX	453	1,142	1.9	2 / 200	492	13.3	4.3	4.8	57	>15	232	5.5
Austin, TX	276	1,066	1.8	2 / 292	672	17.4	7.4	5.6	56	6.5	197	4.4
Providence, RI	396	1,016	1.7	-- / --	—	2.1	4.9	5.7	59	5.6	169	4.3
Orlando, FL	232	929	1.5	-- / --	—	11.6	7.0	4.7	54	15.0	214	5.8
Riverside, CA	500	826	1.4	1 / 148	27	11.3	2.4	4.3	64	>15	245	8.4
Cincinnati, OH	341	643	1.1	1 / 61	108	2.9	4.2	4.6	54	>15	225	5.7
Denver, CO	154	591	1.0	-- / --	—	13.9	5.1	4.7	54	>15	202	3.2
Houston, TX	87	552	0.9	-- / --	—	23.7	4.7	7.4	84	12.6	250	5.0
Sebastian, FL	104	547	0.9	-- / --	—	6.2	4.1	3.7	47	12.3	237	10.0
Albuquerque, NM	180	541	0.9	-- / --	—	2.8	1.5	2.8	38	9.3	180	8.0
San Diego, CA	318	497	0.8	1 / 64	233	9.5	4.9	7.8	101	4.9	250	4.0
Detroit, MI	120	444	0.7	1 / 60	444	10.9	2.7	5.6	60	>15	236	5.4
Tampa, FL	182	437	0.7	-- / --	—	9.7	6.1	4.7	50	11.8	192	6.0
Sarasota, FL	259	363	0.6	3 / 202	363	14.3	3.9	3.7	53	>15	250	5.8
Ventura, CA	159	361	0.6	1 / 130	361	11.2	5.5	9.1	100	4.3	250	4.4
Remaining	4,204	2,756	4.5	4 / 434	217	6.7	2.7	5.3	58	9.6	219	4.9
Total	**10,512**	**$ 20,071**	**33.1**	**27 / 2,561**	**$ 6,658**	**9.4**	**4.0**	**5.8**	**$ 67**	**10.4**	**$ 226**	**5.2**
% of Total Cash NOI and Interest Income					**2.1%**							

(1) Demographic data provided by ESRI for 2017. Construction and supply data provided by NIC for the quarter ended September 30, 2017. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents the Company's Cash NOI exposed to new construction and material expansions.

SHOP | New Supply - Independent Living & CCRC

As of and for the quarter ended September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

NEW SUPPLY ANALYSIS

	HCP Portfolio			5-Mile Radius[1]								
MSA	Units	Cash NOI	% of SHOP Cash NOI	Properties/ Units Under Construction[2]	Cash NOI Exposed to New Supply[3]	5-Year 75+ Population Growth % 2017-2022	75+ Penetration Rate %	Qualified Care Giver %	Median Household Income	Affordability (in years)	75+ Median Net Worth	Unemploy-ment%
US National Average						*18.5*	*6.0*	*4.7*	*$ 56*	*N/A*	*$ 213*	*5.5*
Tampa, FL	2,602	$ 6,651	11.0	-- / --	$ —	16.4	3.0	3.7	50	6.8	217	5.9
Houston, TX	2,286	6,084	10.0	3 / 621	2,790	26.4	7.6	6.7	74	>15	250	5.6
Chicago, IL	947	3,765	6.2	1 / 68	793	15.4	4.9	8.1	86	>15	243	4.9
Denver, CO	702	3,629	6.0	2 / 194	2,266	18.4	5.5	5.2	58	>15	240	3.1
Miami, FL	964	3,391	5.6	1 / 320	377	17.6	2.4	3.8	53	>15	231	8.2
Philadelphia, PA	435	1,908	3.1	1 / 55	1,703	22.4	14.7	9.8	103	6.3	250	4.5
Sarasota, FL	909	1,799	3.0	-- / --	—	19.8	4.4	3.7	50	9.3	250	5.4
Orlando, FL	1,008	1,663	2.7	-- / --	—	51.0	3.3	2.3	45	5.8	250	7.1
Punta Gorda, FL	661	1,606	2.6	-- / --	—	24.5	6.6	2.8	51	6.6	250	7.3
Jacksonville, FL	542	1,355	2.2	-- / --	—	20.9	5.1	4.5	56	4.5	246	5.6
Remaining	4,106	8,749	14.5	3 / 734	2,440	16.2	5.4	5.1	59	>15	226	5.1
Total	**15,162**	**$ 40,600**	**66.9**	**11 / 1,992**	**$ 10,369**	**19.8**	**4.8**	**5.3**	**$ 62**	**12.8**	**$ 237**	**5.5**
% Total Cash NOI and Interest Income					**3.2%**							

(1) Demographic data provided by ESRI for 2017. Construction and supply data provided by NIC for the quarter ended September 30, 2017. Data reflects a 5-mile radius (10-mile for Entrance Fee CCRCs) around each community and is weighted by Cash NOI. See Glossary for further discussion.
(2) Represents the number of properties and units with similar care types that are under construction.
(3) Represents the Company's Cash NOI exposed to new construction and material expansions.

Life Science

As of and for the quarter ended September 30, 2017, dollars and square feet in thousands, includes HCP's pro rata share of unconsolidated JVs

INVESTMENTS[1]

MSA	Property Count	Investment	Cash NOI	Square Feet	Occupancy %
Wholly-Owned					
San Francisco/San Jose, CA	83	$ 2,880,179	$ 52,918	4,826	97.7
San Diego, CA[2]	28	744,933	13,264	1,925	92.8
Remaining	8	153,399	3,247	512	100.0
	119	**$ 3,778,511**	**$ 69,429**	**7,263**	**96.6**
HCP's Share of Unconsolidated JVs					
San Diego, CA	2	$ 46,608	$ 829	131	96.3
San Francisco, CA	2	41,363	803	147	100.0
	4	**$ 87,971**	**$ 1,632**	**278**	**98.2**
	123	**$ 3,866,482**	**$ 71,061**	**7,541**	**96.6**

SAME PROPERTY PORTFOLIO

	3Q16	4Q16	1Q17	2Q17	3Q17
Property count	112	112	112	112	112
Investment	$ 3,242,281	$ 3,247,989	$ 3,253,676	$ 3,261,497	$ 3,266,639
Square feet	6,619	6,618	6,617	6,619	6,619
Occupancy %	97.1	97.1	97.1	96.3	96.3
Total Rental and Operating Revenues	$ 75,419	$ 76,182	$ 76,628	$ 77,803	$ 78,261
Total Operating Expenses	(15,376)	(15,901)	(14,837)	(16,282)	(16,886)
NOI	**$ 60,043**	**$ 60,281**	**$ 61,791**	**$ 61,521**	**$ 61,375**
Total Cash Rental and Operating Revenues	$ 75,852	$ 75,562	$ 77,049	$ 78,854	$ 79,786
Total Cash Operating Expenses	(15,356)	(15,882)	(14,817)	(16,262)	(16,866)
Cash NOI	**$ 60,496**	**$ 59,680**	**$ 62,232**	**$ 62,592**	**$ 62,920**
		Year-Over-Year Three-Month SPP Growth			**4.0%**

(1) Excludes eight properties that are in Development.
(2) Includes property count only for two properties in Redevelopment.

Life Science

As of September 30, 2017, dollars and square feet in thousands, includes HCP's pro rata share of unconsolidated JVs

SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)[1]

Year	Leased Square Feet	%	Annualized Base Rent	%	San Francisco / San Jose Square Feet	Annualized Base Rent	San Diego Square Feet	Annualized Base Rent	Remaining Square Feet	Annualized Base Rent
2017[2]	261	4	$ 6,590	2	124	$ 2,410	137	$ 4,180	—	$ —
2018	541	8	18,188	6	427	14,931	78	2,678	36	579
2019	749	11	27,981	10	329	9,934	420	18,047	—	—
2020	663	10	21,900	8	372	13,094	291	8,806	—	—
2021	886	13	48,221	17	831	46,334	55	1,887	—	—
Thereafter	3,850	54	163,559	57	2,443	124,583	931	25,269	476	13,707
	6,950	**100**	**$ 286,439**	**100**	**4,526**	**$ 211,286**	**1,912**	**$ 60,867**	**512**	**$ 14,286**

TENANT CONCENTRATION[1]

	Remaining Lease Term in Years	Leased Square Feet Amount	% of Total	Annualized Base Rent Amount	% of Total	Credit Rating
Amgen	5.0	684	10	$ 48,625	17	A
Google	4.9	729	10	30,361	11	AA+
Rigel Pharmaceuticals[3]	5.3	147	2	16,207	6	-
Takeda	1.6	166	2	9,482	3	A-
Myriad Genetics	7.7	310	4	7,798	3	-
General Atomics	13.7	397	6	6,959	2	-
AstraZeneca Pharmaceuticals	9.9	115	2	6,720	2	BBB+
Duke University	12.0	166	2	5,908	2	AA+
NuVasive	16.7	145	2	5,525	2	-
Rinat Neuroscience	7.3	123	2	4,685	2	-
Remaining	4.3	3,968	58	144,169	50	
	5.4	**6,950**	**100**	**$ 286,439**	**100**	



Public Biotech / Medical Device 46%
University, Government, Research 4%
Office and R&D 17%
Pharma 15%
Private Biotech / Medical Device 18%

(1) Excludes 337,000 square feet and annualized base rent of $21.0 million related to the purchase option exercised by Genentech that is expected to close in July 2018.
(2) Includes month-to-month and holdover leases.
(3) In July 2017, Rigel signed a lease renewal for a 5-year term ending January 2023. The new rate becomes effective February 2018 and generates Annualized Base Rent of $9.0 million.

Life Science

Square feet in thousands, includes unconsolidated JVs

LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	HCP Tenant Improvements per Sq. Ft.	Leasing Costs per Sq. Ft.	Average Lease Term (Months)	Retention Rate YTD
Leased Square Feet as of June 30, 2017	**7,046**	**$ 41.49**					
Acquisitions	119	35.78					
Developments	115	58.20					
Expirations	(431)	40.04					
Renewals, amendments and extensions	324	41.23	3.3	$ 16.62	$ 8.22	86	64.9%
New leases	136	44.57		25.77	11.14	67	
Terminations	(22)	43.20					
Leased Square Feet as of September 30, 2017	**7,287**	**$ 41.21**					



Shoreline 2019
Mountain View, CA

Medical Office

As of and for the quarter ended September 30, 2017, dollars and square feet in thousands, includes HCP's pro rata share of unconsolidated JVs

PORTFOLIO BY MARKET[1]

					Square Feet						
					On-campus[2]		Off-campus[3]		Total		
MSA	Property Count	Investment	Cash NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	26	$ 519,429	$ 9,027	89.5	1,840	34	327	54	2,167	88	12
Houston, TX	27	513,396	8,944	93.4	1,116	1,425	287	—	1,403	1,425	16
Seattle, WA	6	214,522	6,246	94.9	667	—	—	—	667	—	4
Nashville, TN	14	157,381	4,683	96.4	1,288	10	—	—	1,288	10	7
Denver, CO	14	230,124	4,566	90.4	999	—	—	—	999	—	5
Louisville, KY	12	219,842	4,529	93.8	669	17	447	15	1,116	32	6
Philadelphia, PA	3	261,850	3,688	87.5	705	—	213	90	918	90	6
Salt Lake City, UT	13	144,275	3,415	97.1	434	63	154	116	588	179	4
Phoenix, AZ	13	170,583	2,910	87.1	519	—	208	—	727	—	4
Miami, FL	11	101,106	2,227	86.8	531	—	—	29	531	29	3
San Diego, CA	5	108,754	2,106	96.7	—	176	155	—	155	176	2
Las Vegas, NV	7	113,377	1,573	83.2	528	—	—	—	528	—	3
Kansas City, MO	3	76,845	1,453	95.9	260	—	—	8	260	8	1
Los Angeles, CA	5	86,938	1,276	82.5	106	—	174	—	280	—	2
San Antonio, TX	4	69,228	1,261	81.2	353	—	—	—	353	—	2
Ogden, UT	10	68,028	1,247	80.1	321	—	13	68	334	68	2
Washington, DC	3	57,699	932	77.1	55	29	99	—	154	29	1
Sacramento, CA	2	74,429	905	94.4	—	—	29	92	29	92	1
Baltimore, MD	3	31,337	819	96.8	—	63	38	58	38	121	1
San Francisco, CA	1	41,721	758	100.0	—	—	—	104	—	104	1
Remaining	60	654,783	10,567	95.3	1,532	1,267	302	124	1,834	1,391	17
	242	**$ 3,915,647**	**$ 73,132**	**91.8**	**11,923**	**3,084**	**2,446**	**758**	**14,369**	**3,842**	**100**

(1) Excludes three properties that are in development.
(2) Includes 6.5 million square feet subject to ground leases with average expirations of 56 years and renewal options generally ranging from 10 to 25 years.
(3) Includes facilities that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (50% or more leased by a health system).

Medical Office

As of and for the quarter ended September 30, 2017, square feet in thousands, includes HCP's pro rata share of unconsolidated JVs

SQUARE FEET BY HEALTH SYSTEM

Health System	Health System Rank[1]	Credit Rating	Square Feet						Directly Leased by Health System	
			On-Campus	Anchored[2]	Adjacent[2]	Off-Campus	Total	% of Total	% Square Feet	% of Annualized Base Rent
HCA Holdings, Inc.	2	Ba2	7,335	60	236	—	7,631	41.9	16.6	18.7
Memorial Hermann Health System	41	A1	1,551	80	—	—	1,631	9.0	9.4	4.9
Community Health Systems, Inc.	6	B3	1,251	140	—	—	1,391	7.6	8.0	5.2
Norton Healthcare	102	--	686	15	328	—	1,029	5.7	3.7	3.6
Jefferson Health	97	A2	705	—	—	—	705	3.9	2.2	2.4
Providence Health & Services	3	Aa3	563	—	—	—	563	3.1	1.6	2.5
Steward Health Care	67	--	547	—	—	—	547	3.0	1.5	1.4
HonorHealth	128	A2	421	—	—	—	421	2.3	1.0	1.2
Remaining - credit rated			1,715	656	384	—	2,755	15.1		
Non-credit rated			233	42	199	1,064	1,538	8.4		
Total			**15,007**	**993**	**1,147**	**1,064**	**18,211**	**100.0**	**44.0**	**39.9**
% of Total			**82.4**	**5.5**	**6.3**	**5.8**				
Total Healthcare Affiliated				**94.2%**						

LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[3]	HCP Tenant Improvements per Sq. Ft.	Leasing Costs per Sq. Ft.	Average Lease Term (Months)	Retention Rate YTD
Leased Square Feet as of June 30, 2017	**16,625**	**$ 22.74**					
Acquisitions	138	27.13					
Developments and Redevelopments	11	21.91					
Expirations	(670)	25.56					
Renewals, amendments and extensions	513	25.29	0.2	$ 9.66	$ 4.33	55	83.5%
New leases	118	23.28		26.06	6.71	66	
Terminations	(19)	32.51					
Leased Square Feet as of September 30, 2017	**16,716**	**$ 22.87**					

(1)   Ranked by revenue based on the 2016 *Modern Healthcare's Healthcare Systems Financial Database*.
(2)   Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored, (50% or more is leased to a health system).
(3)   For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.

Medical Office

As of and for the quarter ended September 30, 2017, dollars and square feet in thousands, includes HCP's pro rata share of unconsolidated JVs

SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)

	Total				On-Campus		Off-Campus	
Year	Leased Square Feet	%	Annualized Base Rent	%	Square Feet	Annualized Base Rent	Square Feet	Annualized Base Rent
2017[1]	961	6	$ 23,294	6	804	$ 20,321	157	$ 2,973
2018	2,484	15	58,902	15	2,067	49,188	417	9,714
2019	2,113	13	51,320	14	1,709	41,426	404	9,894
2020	2,205	13	56,615	15	1,949	50,752	256	5,863
2021	1,535	9	38,393	10	1,287	32,381	248	6,012
Thereafter	7,418	44	152,783	40	5,997	119,399	1,421	33,384
	16,716	**100**	**$ 381,307**	**100**	**13,813**	**$ 313,467**	**2,903**	**$ 67,840**

SAME PROPERTY PORTFOLIO

	3Q16	4Q16	1Q17	2Q17	3Q17
Property count	214	214	214	214	214
Investment	$ 3,173,861	$ 3,192,160	$ 3,204,637	$ 3,219,785	$ 3,230,151
Square feet	15,744	15,748	15,754	15,650	15,650
Occupancy %	92.2	92.3	92.2	92.1	91.7
Total Rental and Operating Revenues	$ 100,680	$ 100,333	$ 100,741	$ 101,656	$ 102,278
Total Operating Expenses	(38,073)	(36,529)	(37,087)	(38,371)	(38,730)
NOI	**$ 62,607**	**$ 63,804**	**$ 63,654**	**$ 63,285**	**$ 63,548**
Total Cash Rental and Operating Revenues	$ 100,097	$ 99,393	$ 100,248	$ 101,578	$ 102,352
Total Cash Operating Expenses	(37,486)	(35,943)	(36,507)	(37,791)	(38,154)
Cash NOI	**$ 62,611**	**$ 63,450**	**$ 63,741**	**$ 63,787**	**$ 64,198**
			Year-Over-Year Three-Month SPP Growth		**2.5%**

(1) Includes month-to-month and holdover leases.

Other

As of and for the quarter ended September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

LEASED PROPERTIES

Type/Operator	Property Count		Investment		Cash NOI	Beds	Occupancy %[1]	Facility EBITDARM CFC[1]	Facility EBITDAR CFC [1]
Hospitals									
Acute care	4	$	341,033	$	13,129	1,438	47.2	8.43x	7.91x
Remaining	10		189,877		5,676	696	53.1	2.48x	2.20x
	14	**$**	**530,910**	**$**	**18,805**	**2,134**	**50.7**	**6.52x**	**6.08x**
United Kingdom									
Maria Mallaband	25	$	164,126	$	2,964	1,143	89.7	1.63x	1.38x
HC-One	36		237,039		4,471	2,040	92.9	1.54x	1.27x
	61	**$**	**401,165**	**$**	**7,435**	**3,183**	**91.8**	**1.57x**	**1.31x**
Post-acute/skilled									
Wholly-Owned	1	$	17,909	$	308	120	92.5	2.20x	1.82x
HCP's Share of Unconsolidated JVs	4		9,150		401	420	76.5	N/A	N/A
	5	**$**	**27,059**	**$**	**709**	**540**	**80.7**		
Total Leased Properties	**80**	**$**	**959,134**	**$**	**26,949**				

DEBT INVESTMENTS

	Investment		Interest Income		DSC	Yield	Weighted Average Maturity in Years
Tandem Consulate Health Care[2][3]	$	197,374	$	7,674	1.20x	11.9%	1.1
Maria Mallaband - UK		153,816		2,694	N/A	7.2%	5.9
Remaining		69,529		1,406	N/A	8.4%	3.2
Total Debt Investments	**$**	**420,719**	**$**	**11,774**			

(1) Certain operators in the Company's hospital portfolio are not required under their respective leases to provide operational data.

(2) On July 31, 2017, we entered into a definitive agreement to sell the loan for $197 million. The terms of the agreement require a closing on or before December 31, 2017 and require the borrower to remain current on its non-default interest payments to HCP, which are based on the original loan balance of $257 million.

(3) DSC represents Facility EBITDA for the 69 facilities securing HCP's debt investment, net of an imputed management fee of 5% of revenues and rent payments under third-party leases, divided by Debt Service payments due HCP and the senior note holders. Facility EBITDA and Debt Service payments are for the trailing 12 month period ended June 30, 2017.

Other | Same Property Portfolio

As of and for the quarter ended September 30, 2017, dollars in thousands

HOSPITALS

	3Q16	4Q16	1Q17	2Q17	3Q17
Property count	14	14	14	14	14
Investment	$ 530,775	$ 530,777	$ 530,910	$ 530,910	$ 530,910
Beds	2,134	2,134	2,134	2,134	2,134
Occupancy %[1]	53.8	50.7	51.2	52.1	50.7
Facility EBITDARM CFC[1]	6.92x	6.74x	6.68x	6.50x	6.52x
Facility EBITDAR CFC[1]	6.48x	6.30x	6.24x	6.06x	6.08x
Total Rental and Operating Revenues	$ 20,333	$ 20,386	$ 20,877	$ 20,460	$ 20,548
Total Operating Expenses	(1,190)	(1,224)	(1,205)	(1,047)	(1,094)
NOI	$ **19,143**	$ **19,162**	$ **19,672**	$ **19,413**	$ **19,454**
Total Cash Rental and Operating Revenues	$ 19,986	$ 20,045	$ 20,627	$ 20,295	$ 19,929
Total Cash Operating Expenses	(1,190)	(1,224)	(1,205)	(1,047)	(1,094)
Cash NOI	$ **18,796**	$ **18,821**	$ **19,422**	$ **19,248**	$ **18,835**
Year-Over-Year Three-Month SPP Growth					**0.2%**

(1) Certain operators in the Company's hospital portfolio are not required under their respective leases to provide operational data.

UNITED KINGDOM

	3Q16	4Q16	1Q17	2Q17	3Q17
Property count	61	61	61	61	61
Investment	$ 387,573	$ 369,612	$ 373,799	$ 388,275	$ 401,165
Beds	3,187	3,198	3,198	3,184	3,183
Occupancy %	92.9	92.9	92.8	91.1	91.8
Facility EBITDARM CFC	1.55x	1.56x	1.56x	1.57x	1.57x
Facility EBITDAR CFC	1.30x	1.31x	1.31x	1.31x	1.31x
Total Rental and Operating Revenues	$ 7,969	$ 7,583	$ 7,592	$ 7,891	$ 8,101
FX adjustment	(25)	415	426	181	—
NOI	$ **7,944**	$ **7,998**	$ **8,018**	$ **8,072**	$ **8,101**
Total Cash Rental and Operating Revenues	$ 7,177	$ 6,830	$ 6,830	$ 7,191	$ 7,435
FX adjustment	(21)	374	384	165	
Cash NOI	**7,156**	**7,204**	**7,214**	**7,356**	**7,435**
Year-Over-Year Three-Month SPP Growth					**3.9%**

Other | Same Property Portfolio

As of and for the quarter ended September 30, 2017, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

TOTAL OTHER[1]

		3Q16		4Q16		1Q17		2Q17		3Q17
Property count		80		80		80		80		80
Investment	$	945,406	$	927,448	$	931,768	$	946,244	$	959,134
Total Rental and Operating Revenues	$	29,014	$	28,678	$	29,195	$	29,077	$	29,378
Total Operating Expenses		(1,210)		(1,241)		(1,224)		(1,066)		(1,114)
FX adjustment		(25)		415		426		181		—
NOI	$	**27,779**	$	**27,852**	$	**28,397**	$	**28,192**	$	**28,264**
Total Cash Rental and Operating Revenues	$	27,875	$	27,585	$	28,183	$	28,211	$	28,093
Total Cash Operating Expenses		(1,210)		(1,241)		(1,224)		(1,066)		(1,114)
FX adjustment		(21)		374		384		165		—
Cash NOI	$	**26,644**	$	**26,718**	$	**27,343**	$	**27,310**	$	**26,979**
				Year-Over-Year Three-Month SPP Growth						**1.3%**

(1) Includes five domestic post-acute/skilled properties.

Unconsolidated Joint Ventures

As of and for the quarter ended September 30, 2017, dollars and square feet in thousands

SELECTED FINANCIAL DATA AT 100%	Total	SHOP CCRC	SHOP Non-CCRC	Life Science	Medical Office	Other
Joint ventures' Investment	$ 2,739,216	$ 1,439,905	$ 1,117,136	$ 155,994	$ 14,743	$ 11,438
Joint ventures' mortgage debt	1,342,746	627,289	711,532	—	—	3,925
Property count	81	15	57	4	1	4
Capacity		7,249 Units	6,220 Units	278 Sq. Ft.	103 Sq. Ft.	420 Beds
Occupancy %		84.9	82.8	98.2	100.0	76.5
Total revenues	$ 183,787	$ 101,134	$ 77,873	$ 3,514	$ 740	$ 526
Operating expenses	(142,879)	(81,723)	(60,132)	(786)	(213)	(25)
NOI	**$ 40,908**	**$ 19,411**	**$ 17,741**	**$ 2,728**	**$ 527**	**$ 501**
Depreciation and amortization	(34,433)	(23,691)	(9,695)	(745)	(218)	(84)
General and administrative expenses	(410)	—	(386)	(4)	(20)	—
Interest expense and other	(12,352)	(6,590)	(5,929)	—	279	(112)
Casualty-related charges/(recoveries), net	(1,336)	(1,288)	(48)	—	—	—
Net income (loss)	**$ (7,623)**	**$ (12,158)**	**$ 1,683**	**$ 1,979**	**$ 568**	**$ 305**
Depreciation and amortization	34,433	23,691	9,695	745	218	84
FFO	**$ 26,810**	**$ 11,533**	**$ 11,378**	**$ 2,724**	**$ 786**	**$ 389**
Casualty-related charges/(recoveries), net	1,336	1,288	48	—	—	—
FFO as adjusted	**$ 28,146**	**$ 12,821**	**$ 11,426**	**$ 2,724**	**$ 786**	**$ 389**
Non-refundable Entrance Fee sales, net(1)	12,396	12,396	—	—	—	—
Non-cash adjustments to NOI	(346)	(519)	119	59	(5)	—
Non-cash adjustments to net income	11	(244)	228	—	27	—
Leasing costs and tenant and capital improvements	(5,439)	(3,328)	(1,975)	6	(142)	—
FAD	**$ 34,768**	**$ 21,126**	**$ 9,798**	**$ 2,789**	**$ 666**	**$ 389**
HCP'S SHARE OF UNCONSOLIDATED JVs						
HCP's ownership percentage		49%	40% - 85%	50% - 63%	20% - 67%	80%
HCP's net equity investment(2)	$ 350,574	$ 218,263	$ 62,114	$ 64,111	$ 4,621	$ 1,465
Mortgage debt(3)	165,883	100,011	65,872	—	—	—
NOI	19,253	9,511	7,390	1,598	353	401
Cash NOI	23,870	14,119	7,368	1,632	350	401
Net income (loss)(3)	1,062	(3,247)	3,002	789	274	244
FFO(3)	17,421	7,930	7,186	1,596	396	313
FFO as adjusted(3)	18,081	8,561	7,215	1,596	396	313
FAD(3)	21,236	12,587	6,371	1,633	332	313

(1) Includes $17.1 million related to non-refundable entrance fees (net of reserve for early terminations) included in FAD as the fees are collected by our CCRC JV, partially offset by $4.7 million related to non-refundable entrance fee amortization recognized on an FFO basis over the estimated stay of the residents. See Entrance Fees in Glossary.

(2) Excludes $449 million related to debt funded by HCP and land held for development.

(3) HCP's pro rata share excludes activity related to debt funded by HCP.

2017 Guidance

Projected full year 2017, dollars in millions, except per share amounts

	Full Year 2017 Guidance (November 2, 2017)	Full Year 2017 Guidance (August 1, 2017)
Net income, FFO and FFO as Adjusted per Share Guidance		
Diluted earnings per common share[1]	$1.16 - $1.20	$1.18 - $1.24
Diluted FFO per common share[1]	$1.74 - $1.78	$1.73 - $1.79
Diluted FFO as adjusted per common share	$1.92 - $1.96	$1.89 - $1.95
Annualized dividend per share	$1.48	$1.48
Year-Over-Year SPP Cash NOI Guidance		
Senior housing triple-net	5.0% - 6.0%	5.0% - 6.0%
SHOP[2]	(2.0%) - 0.0%	(3.0%) - 0.0%
Life science	3.5% - 4.5%	3.5% - 4.5%
Medical office	2.5% - 3.5%	2.5% - 3.5%
Other	0.8% - 1.8%	0.8% - 1.8%
Total Portfolio	**2.5% - 3.5%**	**2.5% - 3.5%**
Year-Over-Year SPP NOI Guidance	1.2% - 2.2%	1.2% - 2.2%
Capital Expenditures		
1st generation tenant improvements / ICE	$45 - $50	$43 - $48
Revenue enhancing	$60 - $70	$69 - $79
Development and Redevelopment	$325 - $350	$345 - $400

(1)   The November 2, 2017 EPS and FFO per share guidance do not yet reflect the non-cash accounting impact of the Brookdale transactions.

(2)   As discussed during the Company's 4Q16 earnings call, our SHOP segment was impacted by the timing of Brookdale volume purchase rebates during 2016. The rebates are largely related to bulk purchases of food and supplies. 4Q16 included a significant favorable true-up, whereas 2017 was recorded evenly throughout the year. Consequently, 2017 YTD and 4Q growth rates are impacted by the timing of the 2016 rebates as illustrated by the table below. Importantly, our full year guidance and performance remains unimpacted by the rebates.

	Rebates		Change	
	2017	2016	$	%
YTD September	$ 3.0	$ 1.3	$ 1.7	1.2 %
4Q	1.0	2.7	(1.7)	(3.5)%
Full Year	**$ 4.0**	**$ 4.0**	**$ —**	**— %**

Projected full year 2017, dollars in millions, except per share amounts and net dispositions

	Full Year 2017 Guidance (November 2, 2017)	Full Year 2017 Guidance (August 1, 2017)
Other Supplemental Information - Cash Addition (Reduction)		
Amortization of deferred compensation	$13 - $15	$15 - $17
Amortization of deferred financing costs	$14 - $16	$14 - $16
Straight-line rents	($13) - ($17)	($13) - ($17)
Other depreciation and amortization	($9) - ($11)	($9) - ($11)
Leasing costs, tenant improvements, and recurring capital expenditures	($108) - ($115)	($108) - ($115)
CCRC Entrance Fees, net	$17 - $21	$18 - $23
Deferred income taxes	($13) - ($17)	($13) - ($17)
Other adjustments	$4 - $6	$4 - $6
Other Items		
General and administrative[1]	$83 - $87	$83 - $87
Interest expense[2]	$300 - $310	$300 - $310
Net dispositions[3]	$2.0B - $2.4B @ 8.4%	$2.1B - $2.6B @ 8.0%

(1) Excludes severance and related charges incurred in 2017.
(2) Interest expense is impacted by the following debt repayments in 2017:

	Debt Repaid	Weighted Average Rate	
1Q17	$ 641	2.9%	Includes $472 million of mortgage debt related to our SHOP portfolio.
2Q17	316	4.9%	Includes $250 million of senior unsecured notes that matured May 2017.
3Q17	500	5.4%	Represents repurchase of $500 million of our 2021 senior unsecured notes.
4Q17	—	—%	
Total 2017	**$ 1,457**	**4.2%**	Excludes revolver debt repayment.

(3) Disposition and acquisition activity includes the following:

	Dispositions and Loan Repayments		Trailing Cash Yield	Acquisitions	Forward Cash Yield	
1Q17	$ 1,862	(A)	7.3%	$ —	—%	
2Q17	399	(B)	7.8%	26	6.0%	
3Q17	15		7.1%	112	5.7%	
4Q17 Forecast	292	(C)	12.8%	228	5.9%	Represents Hayden Research Campus acquisition at year 2 yield of 5.9%.
2017 Forecast	**$ 2,568**		**8.0%**	**$ 366**	**5.8%**	

(A) Includes $1.125 billion related to 64 Brookdale properties sold March 2017 and $480 million related to the sale of a 40% interest in and refinancing of the RIDEA II JV that occurred in January 2017. Proceeds used to pay down debt and revolver balances.
(B) Includes $367 million related to HC-One debt repayment. Proceeds used to pay down GBP revolver and UK term loan.
(C) Includes $197 million from the projected Tandem loan repayment.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDA divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and the Company's ability to meet its interest payments on outstanding debt and pay dividends to its preferred stockholders, if applicable. The Company's various debt agreements contain covenants that require the Company to maintain ratios similar to Adjusted Fixed Charge Coverage, and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain debt instruments of the Company. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDA and Fixed Charges.

Affordability (in years)

Affordability represents the number of years an individual can support the cost of residing in a senior housing facility. Affordability is calculated using the median net worth for individuals ages 75 and older, divided by the annualized revenue per occupied room (REVPOR), less the median income for individuals ages 75 and older. Markets with median income in excess of REVPOR reflect an Affordability metric of greater than (>) 15 years.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in the Company's SHOP and properties sold or held for sale during the quarter. Further, Annualized Base Rent does not include tenant recoveries, additional rents in excess of floors and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). The Company uses Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash Flow Coverage ("CFC")*

Facility EBITDAR or Facility EBITDARM divided by the aggregate of base rent and any additional rent due to the Company for the trailing 12-month period one quarter in arrears from the period presented. CFC is a supplemental measure of a property's ability to generate cash flows for the operator/tenant (not the Company) to meet the operator's/tenant's related rent and other obligations to the Company. However, CFC is subject to the same limitations and qualifications as Facility EBITDAR or Facility EBITDARM. CFC is not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities and facilities for which data is not available or meaningful.

Consolidated Debt

The carrying amount of bank line of credit and term loans (if applicable), senior unsecured notes, mortgage debt and other debt, as reported in the Company's consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to the Company's unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in the Company's consolidated financial statements. Consolidated Gross Assets is a supplemental measure of the Company's financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze its leverage and to compare its leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in the Company's consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Debt Service

The periodic payment of interest expense and principal amortization on secured loans.

Debt Service Coverage ("DSC")*

Facility EBITDA divided by Debt Service for the trailing 12 months and one quarter in arrears from the date reported. DSC is a supplemental measure of the borrower's ability to generate sufficient liquidity to meet its obligations to the Company under the respective loan agreements. DSC is subject to the same limitations and qualifications as Facility EBITDA.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDA and Adjusted EBITDA*

Earnings before interest, taxes, depreciation and amortization for the Company. Adjusted EBITDA is defined as EBITDA excluding impairments (recoveries), gains or losses from real estate dispositions, transaction-related items, loss on debt extinguishments, severance-related charges, litigation provision, gain upon consolidation of JV and foreign currency exchange gains (losses).

Entrance Fees

Certain of the Company's communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For NOI, net income and FFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. For Cash NOI and FAD, the non-refundable entrance fees are recognized upon receipt, net of a reserve for statutory refunds due to early terminations. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as current liabilities.

Glossary

Estimated / Actual Completion Date

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed.

Facility EBITDA*

EBITDA for a particular facility (not the Company), for the trailing 12 months and one quarter in arrears from the date reported. The Company uses Facility EBITDA in determining Debt Service Coverage. Facility EBITDA is subject to the same limitations as EBITDA. In addition, Facility EBITDA does not represent a borrower's net income or cash flow from operations and should not be considered an alternative to those indicators. The Company receives periodic financial information from most borrowers regarding the performance under the loan agreement. The Company utilizes Facility EBITDA as a supplemental measure of the borrower's ability to generate sufficient liquidity to meet their obligations to the Company. Facility EBITDA includes a management fee as specified in the borrower loan agreements with the Company. All borrower financial performance data was derived solely from information provided by borrowers without independent verification by the Company.

Facility EBITDAR and Facility EBITDARM*

Earnings before interest, taxes, depreciation, amortization and rent (and management fees), as applicable, for a particular facility accruing to the operator/tenant of the property (the Company as lessor), for the trailing 12 months and one quarter in arrears from the date reported. The Company uses Facility EBITDAR or Facility EBITDARM in determining CFC and as a supplemental measure of the ability of the property to generate sufficient liquidity to meet related obligations to the Company. Facility EBITDAR includes: (i) contractual management fees; (ii) an imputed management fee of 5% of revenues for senior housing facilities and post-acute/skilled facilities, or (iii) an imputed management fee of 2% of revenues for hospitals. All facility financial performance data was derived solely from information provided by operators/tenants without independent verification by the Company. Facility EBITDAR and Facility EBITDARM are subject to the same limitations and qualifications as Facility EBITDA. Facility EBITDAR and Facility EBITDARM are not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities and facilities for which data is not available or meaningful.

Financial Leverage*

Total Debt divided by Total Gross Assets. Financial Leverage is a supplemental measure of the Company's financial position, which enables both management and investors to analyze its leverage and to compare its leverage to that of other companies. The Company's pro rata share of total debt from the Company's unconsolidated JVs is not intended to reflect its actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges is a supplemental measure of the Company's interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds Available for Distribution ("FAD")*

See the "Funds Available for Distribution" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding FAD.

Funds From Operations ("FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding FFO and FFO as adjusted.

HCP's Share of Unconsolidated JVs

HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 50% or more to a healthcare system.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization less the value attributable to refundable Entrance Fee liabilities; and (ii) the carrying amount of DFLs and Debt Investments. Investment excludes land held for development. Investment also includes the Company's pro rata share of the real estate assets and intangibles held in the Company's unconsolidated JVs, presented on the same basis.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Total Debt less the carrying amount of cash and cash equivalents as reported in the Company's consolidated financial statements and the Company's pro rata share of cash and cash equivalents from the Company's unconsolidated JVs. Net Debt is a supplemental measure of the Company's financial position, which enables both management and investors to analyze its leverage and to compare its leverage to that of other companies.

Net Debt to Adjusted EBITDA*

Net Debt divided by Adjusted EBITDA is a supplemental measure of the Company's ability to decrease its debt. Because the Company may not be able to use its cash to reduce its debt on a dollar-for-dollar basis, this measure may have material limitations.

Glossary

Net Operating Income from Continuing Operations ("NOI") and Cash NOI*

See the "NOI" and "Cash NOI" definitions included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding NOI and Cash NOI.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing triple-net facilities, post-acute/skilled facilities and hospitals, Occupancy represents the facilities' average operating Occupancy for the trailing three-month period ended one quarter in arrears from the date reported. For properties in the Company's SHOP, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SPP) available weighted to reflect HCP's share. The percentages are calculated based on units for senior housing facilities and available beds for post-acute/skilled facilities and hospitals. The percentages shown exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants and borrowers without independent verification by the Company.

Penetration Rate

Reflects the number of available senior housing units by majority type as a percentage of households with seniors age 75 and older. This measurement is an indicator of market demand for new development and expansion projects.

Pooled Leases

Two or more leases to the same operator/tenant or their subsidiaries under which their obligations are combined by virtue of cross default protection, a pooling agreement or multiple pooling agreements, or cross-guaranties.

Qualified Care Giver

Qualified Care Giver represents a household consisting of individuals between 45 and 64 years of age with income of $100,000 or more. Qualified Care Giver % is the ratio of Qualified Care Givers to the total population, which provides an indication of senior housing demand due to the role adult children have in the senior housing selection process.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Rental and Operating Revenues and Total Rental and Operating Revenues*

Includes rental related revenues, tenant recoveries, resident fees and services and income from Direct Financing Leases. Total rental and operating revenue includes the Company's pro rata share from unconsolidated JVs presented on the same basis.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease.

REVPOR SHOP*

The 3-month average Rental and Operating Revenues per occupied unit for the most recent period available weighted to reflect HCP's share. The 3-month average Rental and Operating Revenues per occupied unit for the most recent calendar quarter. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the SHOP portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share.

REVPOR Triple-net

The 3-month average facility revenue per occupied unit, one quarter in arrears from the period presented. Facility revenue consists primarily of resident rents generated at triple-net communities, which are not included in HCP's financial results. Facility revenues are derived solely from information provided by operators/tenants without independent verification by the Company. REVPOR Triple-net excludes vacant facilities, newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same Property Portfolio ("SPP")*

SPP NOI and Cash NOI information allows the Company to evaluate the performance of its property portfolio under a consistent population by eliminating changes in the composition of its portfolio of properties. The Company includes properties from its consolidated portfolio, as well as HCP's Share of Unconsolidated JVs in its SPP NOI and Cash NOI. SPP NOI excludes (i) certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis and (ii) entrance fees and related activity such as deferred expenses, reserves and management fees related to entrance fees. SPP NOI for properties that undergo a change in ownership is reported based on the current ownership percentage.

Properties are included in the Company's SPP once they are Stabilized for the full period in both comparison periods. A property is removed from the Company's SPP when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations or changes its reporting structure (such as triple-net to SHOP).

Secured Debt Ratio*

Total Secured Debt divided by Total Gross Assets. Secured Debt Ratio is a supplemental measure of the Company's financial position, which enables both management and investors to analyze its leverage and to compare its leverage to that of other companies. The Company's pro rata share of Total Secured Debt from the Company's unconsolidated JVs is not intended to reflect its actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Glossary

Square Feet (Sq. Ft.)

The square footage for properties, excluding square footage for development or redevelopment properties prior to completion.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Cash Operating Expenses*

Consolidated cash operating expenses plus the Company's pro rata share of cash operating expenses from its unconsolidated JVs. Total cash operating expenses represents property level operating expenses after eliminating the effects of straight-line rents, lease termination fees and the impact of deferred community fee expense.

Total Cash Rental and Operating Revenues*

Consolidated cash rental and operating revenue plus the Company's pro rata share of cash rental and operating revenue from its unconsolidated JVs. Total cash rental and operating revenue represents rental and related revenues, tenant recoveries, resident fees and services and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, non-refundable entrance fees, net of entrance fee amortization, lease termination fees and the impact of deferred community fee income.

Total Debt*

Consolidated Debt plus the Company's pro rata share of total debt from the Company's unconsolidated JVs. Total Debt is a supplemental measure of the Company's financial position, which enables both management and investors to analyze its leverage and to compare its leverage to that of other companies.

Total Gross Assets*

Consolidated Gross Assets plus the Company's pro rata share of total assets from the Company's unconsolidated JVs, after adding back accumulated depreciation and amortization. Total Gross Assets is a supplemental measure of the Company's financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze its leverage and to compare its leverage to that of other companies.

Total Market Equity

The total number of outstanding shares of the Company's common stock multiplied by the closing price per share of its common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of its common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Total Operating Expenses*

Consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs.

Total Secured Debt*

Consolidated Secured Debt plus the Company's pro rata share of mortgage debt from the Company's unconsolidated JVs. Total Secured Debt is a supplemental measure of the Company's financial position, which enables both management and investors to analyze its leverage and to compare its leverage to that of other companies.

Units/Square Feet/Beds

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet. Post-acute/skilled facilities and hospitals are measured in available beds.

*   Non-GAAP Supplemental Measures
Reconciliations, definitions and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at http://ir.hcpi.com/financial-reconciliation.

Debt Ratios | Adjusted EBITDA and Adjusted Fixed Charge Coverage

Dollars in thousands

	Three Months Ended September 30, 2017	
Net income (loss)	$	**(5,720)**
Interest expense		71,328
Income tax expense (benefit)		(5,481)
Depreciation and amortization		130,588
HCP's share of unconsolidated JV:		
Interest expense		1,741
Income tax expense (benefit)		45
Depreciation and amortization		16,358
Other JV adjustments		(752)
EBITDA	$	**208,107**
Transaction-related items		580
Loss on debt extinguishments		54,227
Real estate impairments, net		22,590
Other impairments (recoveries), net		2,738
Loss (gain) on sales of real estate, net		(5,182)
Severance and related charges		3,889
Litigation provision		2,303
Casualty-related charges (recoveries), net[1]		10,973
Foreign currency remeasurement losses (gains)		(141)
Adjusted EBITDA	$	**300,084**
ADJUSTED FIXED CHARGES		
Interest expense	$	71,328
HCP's share of unconsolidated JV interest expense		1,741
Capitalized interest		4,978
Fixed charges	$	**78,047**
ADJUSTED FIXED CHARGE COVERAGE		**3.8x**

(1) Represents property damage and associated costs, inclusive of the Company's share from its unconsolidated JVs, offset by insurance receivable.

Debt Ratios

As of and for the quarter ended September 30, 2017, dollars in thousands

TOTAL DEBT AND NET DEBT

	September 30, 2017
Bank line of credit[1]	$ 605,837
Term loan[2]	226,205
Senior unsecured notes	6,393,926
Mortgage debt	145,417
Other debt	94,818
Consolidated Debt	**$ 7,466,203**
HCP's share of unconsolidated JV mortgage debt	165,883
HCP's share of unconsolidated JV other debt	180,862
Total Debt	**$ 7,812,948**
Cash and cash equivalents	(133,887)
HCP's share of unconsolidated JV cash and cash equivalents	(37,794)
Net Debt	**$ 7,641,267**

FINANCIAL LEVERAGE

Total Debt	$ 7,812,948
Total Gross Assets	17,768,591
Financial Leverage	44.0%

SECURED DEBT RATIO

Mortgage debt	$ 145,417
HCP's share of unconsolidated JV mortgage debt	165,883
Secured Debt	**$ 311,300**
Total Gross Assets	17,768,591
Secured Debt Ratio	1.8%

NET DEBT TO ADJUSTED EBITDA

Net Debt	$ 7,641,267
Annualized Adjusted EBITDA[3]	1,200,336
Net Debt to Adjusted EBITDA	6.4x

(1)   Includes £105 million translated into U.S. dollars.
(2)   Represents £169 million translated into U.S. dollars.
(3)   Represents the current quarter Adjusted EBITDA multiplied by a factor of four.

BOARD OF DIRECTORS

MICHAEL D. MCKEE
Executive Chairman, HCP, Inc.

THOMAS M. HERZOG
President and Chief Executive Officer, HCP, Inc.

DAVID B. HENRY
Lead Independent Director, HCP, Inc.
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

BRIAN G. CARTWRIGHT
Senior Advisor,
Patomak Global Partners, LLC
Former General Counsel, SEC

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

JAMES P. HOFFMANN
Former Partner and Senior Vice President,
Wellington Management Company

PETER L. RHEIN
Partner,
Sarlot & Rhein

JOSEPH P. SULLIVAN
Chairman Emeritus, Board of Advisors,
RAND Health; Former Chief Executive Officer,
American Health Properties, Inc.

EXECUTIVE MANAGEMENT

MICHAEL D. MCKEE
Executive Chairman

THOMAS M. HERZOG
President and Chief Executive Officer

PETER A. SCOTT
Executive Vice President
Chief Financial Officer

TROY E. MCHENRY
Executive Vice President
General Counsel and Corporate Secretary

THOMAS M. KLARITCH
Executive Vice President and
Chief Operating Officer

KENDALL K. YOUNG
Senior Managing Director
Senior Housing Properties

SHAWN G. JOHNSTON
Senior Vice President and
Chief Accounting Officer

Forward-Looking Statements & Risk Factors

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this supplemental report which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, among other things, the Company's expectations regarding (i) the Company's pending or contemplated acquisitions, dispositions and development projects, including with respect to closing dates, completion dates, stabilization dates, rentable square feet, costs to complete, occupancy, yield, total investment and return on investment, (ii) future new supply and demographics, (iii) the Company's 2017 guidance and assumptions with respect thereto, and (iv) target metrics, including but not limited to Net Debt to Adjusted EBITDA and Financial Leverage. These statements are made as of the date hereof, are not guarantees of future performance and are subject to known and unknown risks, uncertainties, assumptions and other factors -- many of which are out of the Company's and its management's control and difficult to forecast -- that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the Company's reliance on a concentration of a small number of tenants and operators for a significant percentage of its revenues, with its concentration of assets operated by Brookdale increasing as a result of the consummation of the spin-off of QCP on October 31, 2016; the financial condition of the Company's existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding the Company's ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of the Company's existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to the Company and the Company's ability to recover investments made, if applicable, in their operations; competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; the Company's concentration in the healthcare property sector, particularly in senior housing, life sciences, medical office buildings and hospitals, which makes its profitability more vulnerable to a downturn in a specific sector than if the Company were investing in multiple industries; availability of suitable properties to acquire at favorable prices, the competition for the acquisition and financing of those properties and the costs of associated property development; the Company's ability to negotiate the same or better terms with new tenants or operators if existing leases are not renewed or the Company exercises its right to foreclose on loan collateral or replace an existing tenant or operator upon default; the risks associated with the Company's investments in JVs and unconsolidated entities, including its lack of sole decision making authority and its reliance on its partners' financial condition and continued cooperation; the Company's ability to achieve the benefits of acquisitions and other investments within expected time frames or at all, or within expected cost projections; operational risks associated with third party management contracts, including the additional regulation and liabilities of RIDEA lease structures; the potential impact on the Company and its tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; the effect on the Company's tenants and operators of legislation, executive orders and other legal requirements,

Continued



Gateway Medical Office Building
Poway, CA

Forward-Looking Statements & Risk Factors (continued)

including the Affordable Care Act and licensure, certification and inspection requirements as well as laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect the Company's costs of compliance or increase the costs, or otherwise affect the operations, of its tenants and operators; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in the Company's credit ratings, and the value of its common stock, and other conditions that may adversely impact the Company's ability to fund its obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including currency exchange rates; the Company's ability to manage its indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the Company's ability to maintain its qualification as a real estate investment trust; and other risks and uncertainties described from time to time in the Company's Securities and Exchange Commission (SEC) filings. You should not place undue reliance on any forward-looking statements. The Company assumes no, and hereby disclaims any, obligation to update any of the foregoing or any other forward-looking statements as a result of new information or new or future developments, except as otherwise required by law.

The information in this supplemental report should be read in conjunction with the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein.

On the Company's website, www.hcpi.com, you can access, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, it has not independently verified this information.

For more information, contact Andrew Johns, Vice President - Investor Relations, at (949) 407-0400.



The Atrium Medical Office Building
Nashville, TN

CORPORATE HEADQUARTERS

1920 MAIN STREET, SUITE 1200

IRVINE, CA 92614

(949) 407-0700

SAN FRANCISCO OFFICE

950 TOWER LANE, SUITE 1650

FOSTER CITY, CA 94404

NASHVILLE OFFICE

3000 MERIDIAN BOULEVARD, SUITE 200

FRANKLIN, TN 37067